
DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

NoAct
2-7-07


07052201

April 16, 2007

Christina Lai
Senior Legal Director
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/16/2007

Re: Yahoo! Inc.
Incoming letter dated February 7, 2007

Dear Ms. Lai:

This is in response to your letters dated February 7, 2007 and March 12, 2007 concerning the shareholder proposal submitted to Yahoo! by John C. Harrington. We also have received letters on the proponent's behalf dated February 20, 2007 and March 14, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John C. Harrington
President and CEO
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559





1934 Act/Rule 14a-8

February 7, 2007

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Intention to Omit Stockholder Proposal Submitted by John C. Harrington

Ladies and Gentlemen:

Yahoo! Inc., a Delaware corporation ("Yahoo!" or the "Company"), hereby requests confirmation that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, the Company omits the enclosed stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by John C. Harrington (the "Proponent") from the Company's proxy materials for its 2007 Annual Meeting of Stockholders.

Pursuant to Rule 14a-8(j)(2), we have enclosed six (6) copies of this letter and the related exhibits. A copy of this letter, together with the related exhibits, is also being delivered to the Proponent informing him of the Company's intention to omit the Proposal and the Supporting Statement from its proxy materials.

The Proposal

On December 13, 2006, Yahoo! received a letter from the Proponent containing the following proposal for inclusion in the Company's 2007 proxy statement:



"RESOLVED: to amend the corporate Bylaws, by inserting the following new Article 4.4:

Article 4.4

Board Committee on Human Rights

a. There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.

b. The Board of Directors is authorized in its discretion consistent with these Bylaws and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, on the Committee's activities, findings and recommendations, and (5) adopt any other measures within the Board's discretion consistent with these bylaws and applicable law.

c. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors."

The Company also received a statement in support of the Proposal which, along with the text of the Proposal, is attached hereto as Exhibit A.

As discussed more fully below, the Company believes that it may omit the Proposal and Supporting Statement from its 2007 proxy materials for the following reasons:

1. The Proposal and Supporting Statement are vague and indefinite, and the Supporting Statement contains materially false and misleading statements, in violation of Rule 14a-9, and to such extent, the Proposal and Supporting Statement may be omitted pursuant to Rule 14a-8(i)(3);

2. The Proposal has already been substantially implemented by the Company, and therefore may be omitted pursuant to Rule 14a-8(i)(10); and

3. The Proposal deals with a matter relating to the Company's ordinary business operations, and therefore may be omitted pursuant to Rule 14a-8(i)(7).

__Analysis__

1. The Proposal and Supporting Statement are vague and indefinite, and the Supporting Statement contains materially false and misleading statements, in violation of Rule 14a-9. To such extent, the Company may exclude the Proposal and Supporting Statement pursuant to Rule 14a-8(i)(3).

The Company believes that it may exclude the Proposal and Supporting Statement from its proxy materials under Rule 14a-8(i)(3), which allows a company to exclude from its proxy materials shareholder proposals that violate the Securities and Exchange Commission's proxy rules, including the prohibition contained in Rule 14a-9 against the use of materially false and misleading statements.

A. The Proposal and Supporting Statement are vague and indefinite.

The Staff has consistently determined that vague and indefinite proposals are materially misleading in violation of Rule 14a-9, and therefore may be excluded under Rule 14a-8(i)(3). Under relevant Staff interpretations, a proposal is vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (September 15, 2004); *Philadelphia Electric Company* (July 30, 1992). Furthermore, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Proposal seeks to amend the Company's bylaws to create a board committee to "review the implications of company policies... for the human rights of individuals in the US and worldwide." The concept of "human rights" is inherently broad and subject to multiple and differing interpretations. The Proponent does not make any attempt in the text of the proposed bylaw itself to define the concept or to specify which "human rights" are relevant. Instead, the Proponent suggests in the Supporting Statement (which, importantly, would not be part of the actual bylaw provision, if adopted) that the board committee "could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmarks or reference documents." However, these documents address a wide variety of topics, many of which do not have any direct relevance to the Company's business. For example, while the US Bill of Rights assures (among other rights) free speech and freedom of the press, it also addresses such topics as the establishment of religion, the right to bear arms, the right to be free from unreasonable searches and seizures, the entitlement to "due process," and the rights of a criminal defendant to receive a jury trial and to be free from cruel and unusual punishment. Moreover, the Universal

Declaration of Human Rights[1] contains 30 articles and addresses matters ranging from the right to life, liberty and security of person, to the presumption of innocence in a criminal proceeding, to the right to travel, to the right to an education, to the right of men and women to marry, to the right of persons to pursue employment, to the right of persons to participate in the cultural life of the community. None of these specific rights, nor any other provisions of these referenced documents, are summarized, described or otherwise referenced in the Proposal, thereby making it essentially impossible for the Company, its Board of Directors or its stockholders, both now and in the future, to determine with any degree of certainty which human rights must be addressed by the Board Committee on Human Rights to comply with the proposed bylaw. It is also inevitable that different stockholders will have different views on this question when casting their votes, thereby creating further uncertainty for the Company and its Board of Directors in terms of interpreting and implementing the intent of the stockholders who vote in favor of the Proposal.

The Company believes that the subject Proposal is analogous to other proposals that the Staff has determined may be excluded from proxy materials under Rule 14a-8(i)(3) on the basis that they are vague and indefinite, and therefore would violate Rule 14a-9. For example, in *The Kroger Co.* (March 19, 2004), the Staff determined that Kroger could omit on such grounds a proposal requesting that the company prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines. *See also Johnson & Johnson* (February 7, 2003) (company permitted to exclude as vague and indefinite a proposal seeking a report on the company's progress concerning "the Glass Ceiling Commission's" business recommendations); and *Alcoa Inc.* (December 24, 2002) (company permitted to exclude as vague and indefinite a proposal seeking full implementation and monitoring of certain human rights standards by the Company's international suppliers). As is the case with the subject Proposal, each of the proposals involved in these specific cases included only a brief reference to relevant guidelines or standards, and otherwise was devoid of any description or background information that would provide stockholders with a reasonable understanding of what they were being asked to consider, or the company of what it was being asked to implement. This lack of certainty takes on added significance in this context, as the Proponent is seeking much more than just a report on the issue (as is in the case of some of the examples above) -- he instead is seeking a binding amendment to the Company's bylaws. If the Proposal is approved, the Company will have no clear basis for determining whether it is in compliance with the bylaw provision, and the Company could potentially be subjected to multiple challenges by stockholders seeking to enforce the bylaw provision to advance their own views, standards or agendas.

The Company believes that (i) the inherent breadth and complexity of the "human rights" concept, (ii) the ambiguity resulting from the absence of any background information or other description or explanation in the subject Proposal, and (iii) the greater need for clarity and certainty in the context of a mandatory bylaw amendment (as compared to a report), all serve to

[1] For the Staff's convenience, a copy of the Universal Declaration of Human Rights is included with this letter as Exhibit B.

distinguish this situation from those in which the Staff has not concurred with the company's position to exclude analogous proposals on the grounds of Rule 14a-8(i)(3).[2]

For the foregoing reasons, the Company believes that the Proposal and Supporting Statement are vague and indefinite in violation of Rule 14a-9, thus warranting exclusion of the Proposal and the Supporting Statement on the basis of Rule 14a-8(i)(3).

B. The Supporting Statement contains statements that are materially false and misleading.

The Company believes that the Supporting Statement includes materially false and misleading statements in violation of Rule 14a-9, as follows:

- The Supporting Statement states that "Yahoo reportedly disclosed the identity of a Chinese citizen who had published information critical of the Chinese government on the internet; as a result of Yahoo's disclosure, the individual is serving a 10 year jail sentence." This statement is misleading in that it omits the material facts that (i) the Chinese government compelled Yahoo! China under threat of criminal penalty to disclose user information connected to a user ID, and (ii) Yahoo! China did not know the name, occupation or identity of the person connected to the user ID in question. The Supporting Statement therefore indirectly charges Yahoo! with improper conduct without factual foundation.

- The Supporting Statement also cites a limited test by Reporters Without Borders for the proposition that Yahoo! censors more terms in China than other search engines. This statement is materially false and misleading because it fails to mention that in 2006, when this "limited test" was conducted, the Company had no direct operations in China. Yahoo! sold its Yahoo China! business, which is the subject of this "limited test," to Alibaba.com Corporation ("Alibaba") in 2005. Yahoo! owns a minority investment in Alibaba, and does not have day-to-day management control over Alibaba or any of its business units.[3] Yahoo! believes it is materially

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[2] *See, e.g., Revlon, Inc.* (April 5, 2002); *TJX Companies, Inc.* (April 5, 2002); *PPG Industries, Inc.* (January 22, 2001) (all proposals seeking action "based on" specified International Labor Organization standards). *See also Microsoft Corporation* (September 14, 2000) (proposal seeking action based on eleven specific principles set forth in the proposal relating to human and labor rights); and *Cisco Systems, Inc.* (August 31, 2005) (proposal requesting the board to prepare a report to shareholders describing the progress toward development and implementation of a human rights policy and the plan for implementation with partners and resellers).

[3] In July of 2006, Alibaba began including a notice to users at the foot of search results pages on Yahoo! China indicating that certain results may not appear due to restrictions under PRC law. Specifically, the following notice appears on the Yahoo! China search page (quoting in pertinent part, and translated into English):
"All the search results of Yahoo originate from relevant websites, part of which may not be shown according to the applicable laws and regulations. Please click here to view the search results not shown according to the Regulations on the Protection of the Right of Communication through Information Network."

> misleading to attribute to Yahoo! the actions of a company in which Yahoo! has a minority stake and that Yahoo! does not control from a management perspective.

To the extent that the foregoing statements are materially false or misleading in violation of Rule 14a-9, the Company believes that it may exclude them from its proxy materials pursuant to Rule 14a-8(i)(3).

2. The Proposal has been substantially implemented, and therefore may be excluded pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(10) provides that a company may exclude a stockholder proposal if "the company has already substantially implemented the proposal." In Exchange Act Release No. 34-19135 (August 16, 1983), the Commission stated that a proposal may be omitted if it has been "substantially implemented by the issuer," though it has not been "fully effected." The Staff has further determined that a company has substantially implemented a stockholder proposal if the company's relevant policies, practices and procedures "compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Where companies have implemented the essential objectives of the proposal or have had policies, standards and procedures concerning the subject matter of the proposal already in place, the Staff has consistently found that the proposal had been substantially implemented and could be excluded under Rule 14a-8(i)(10). *See, e.g., ConAgra Foods, Inc.* (June 20, 2005) (permitting exclusion of a proposal requesting a sustainability report, including a company-wide review of related company policies and practices, where the company already posted on its website a report that addressed social, environmental and workplace policies); *Freeport-McMoRan Copper & Gold Inc.* (March 5, 2003) (permitting exclusion of a proposal requesting amendment of company's social and human rights policy and subsequent reporting where the company revised its social and human rights policy and the published an annual economic, social and environmental report); *The Talbots, Inc.* (April 5, 2002) (permitting exclusion of a proposal requesting implementation of a code of corporate conduct based on the United Nations International Labour Organization standards where the company established, among other things, standards for business practice, a labor law compliance program and a code of conduct for suppliers); and *The Gap, Inc.* (March 16, 2001) (permitting exclusion of a proposal requesting a report on child labor practices of the company's suppliers where the company had an established code of vendor conduct, monitored compliance, published information relating thereto and discussed labor issues with shareholders).

While the Company maintains that the Proposal is inherently vague and indefinite (for the reasons set forth in Section 1 of this letter), the Company acknowledges the references in the Supporting Statement that appear to focus on the issues of privacy and Internet censorship in foreign countries, particularly China. To the extent that the Staff narrowly interprets the Proposal to be limited to these areas of concern, the Company respectfully requests that the Staff review the Proposal against the backdrop of actions that the Company has already undertaken to preserve and advance the values of privacy and free expression in the foreign countries in which it conducts business. For example, over the last year, the Company has established a multi-disciplinary and cross-functional team of Yahoo! employees worldwide to coordinate and support the Company's efforts to address these issues on a global basis. The team, which is subject to oversight by the Company's senior management, consists of Yahoo! employees from a variety of disciplines and departments, including legal, public and governmental relations, community affairs, global law enforcement and compliance, security, emerging markets and international operations. Members of the team consult regularly with Company officers and other personnel and respond to internal and external requests for information and feedback on foreign laws and Company practices and policies. Members of the team also frequently engage and consult with outside experts, such as the U.S. Department of State and various academic institutions (such as The Berkman Center on Internet & Society at Harvard Law School), and collaborate with leaders and representatives of other technology and communications companies to seek solutions to the free expression and privacy challenges that these companies face when conducting business internationally.

The Company's proactive engagement on these issues, and its efforts to solicit input from others and inform the public of its progress, are further confirmed in a number of recent announcements and public statements by or involving the Company:

- In February 2006, the Company issued a news release entitled "*Yahoo! Our Beliefs as a Global Internet Company.*" The release, a copy of which is enclosed with this letter as Exhibit C, generally affirmed the Company's commitment to ensure open access to information and communication on a global basis. In furtherance of this commitment, the Company announced that it was undertaking the following actions:
    - to work with industry, government, academia and others to explore policies to guide industry practices in countries where content is treated more restrictively than in the United States;
    - to continue to employ rigorous procedural protections under applicable laws in response to government requests for information, maintaining the Company's commitment to user privacy and compliance with the law;
    - where a government requests that the Company restrict search results, to do so if required by applicable law, in a manner that impacts the results as narrowly as possible, and with maximum transparency to the user; and
    - to engage in ongoing policy dialogue with governments with respect to the nature of the Internet and the free flow of information.
- Also in February 2006, the Company's Senior Vice President and General Counsel, Michael Callahan, testified before the Congressional Subcommittee on Africa, Global Human Rights and International Operations, and Asia and the Pacific. In addition to affirming the Company's commitment to free expression and the

principles described in the Company's February 2006 press release (described above), Mr. Callahan stated the Company's intention to be a leader in the discussions between the U.S. companies and the U.S. government on these issues, and urged the U.S. government to do all that it could do in working with the Chinese government to help the Company "provide beneficial services to Chinese citizens lawfully and in a way consistent with our shared values." A transcript of Mr. Callahan's prepared testimony is enclosed with this letter as Exhibit D.

- In September 2006, Stanford University announced the creation of the Yahoo! International Fellowship with a $1 million gift from Yahoo!. The goal of the program is to bring experienced professional journalists to the university from countries where social or political circumstances create unusual dangers for journalists. In doing so, the program seeks to broaden the global debate on these subjects, bring attention to cases where expression is stifled, and eventually contribute to the creation of a freer press. A copy of the press release announcing this fellowship is enclosed with this letter as Exhibit E.

- In 2006, Yahoo! and other prominent communications and technology firms, including Google, Microsoft and Vodafone, with the facilitation of Business for Social Responsibility (BSR) and the Center for Democracy and Technology (CDT) and with advice from the Berkman Center for Internet & Society at Harvard Law School, initiated a series of dialogues with a broad group of human rights organizations, technology leaders, socially responsible investors, and academic groups to gain a fuller understanding of free expression and privacy as they relate to the use of technology worldwide. These efforts led to the announcement on January 18, 2007 that a consortium of these companies (including Yahoo!) and other stakeholders described above had formally agreed to work together to seek solutions to the free expression and privacy challenges faced by technology and communications companies doing business internationally. The goal is to produce and implement in 2007 a set of principles to guide company behavior when faced with laws, regulations and policies that implicate human rights issues. A copy of the January 18 announcement is enclosed with this letter as Exhibit F. We have also enclosed with this letter as Exhibits G and H, respectively, copies of related statements by Michael Samway, Vice President and Deputy General Counsel of the Company, which are publicly available on the Company's corporate "blog" at http://yodel.yahoo.com/2007/01/18/on-being-global/ and http://yodel.yahoo.com/2007/02/02/the-gift-of-giving/.

To the extent that the Proposal is narrowly interpreted to relate to privacy and freedom of expression concerns, the Company believes that the foregoing actions and announcements compare favorably with the guidelines of the Proposal, and further confirm that the Company already has in place policies, standards and procedures concerning the subject matter of the Proposal. For this reason, Yahoo! believes that it has already substantially implemented the

Proposal within the meaning of Rule 14a-8(i)(10), and that the Company may therefore omit the Proposal and Supporting statement from the Company's proxy materials.

3. **The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.**

A company may exclude a stockholder proposal from the company's proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Release No. 34-40018 (May 21, 1998) (which we will refer to in this letter as the "1998 Release"), the Staff indicated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Staff further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Company believes that the Proposal is the type of matter that the "ordinary business" exception in Rule 14a-8(i)(7) is intended to address. Notwithstanding the provision in subparagraph c. of the Proposal (stating that "nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company"), the Proposal seeks, through a bylaw amendment, to interject stockholders into an aspect of the Company's business that is and, as described in Section 2 of this letter, has been most appropriately handled by Company management. The issue of how the Company should respond or alter its services to comply with government regulations, including regulations in foreign countries, is central to the Company's day-to-day business operations. As detailed in Section 2 of this letter, the Company has already assigned to a multi-disciplinary team of its executives and managers responsibility for making decisions as to how best to conduct business in compliance with current regulations, and how best to act or respond to effect change in the regulatory framework to promote the Company's business objectives.[4] The Company believes that it would be impractical to allow stockholders to second guess the decision to allocate these functions to the Company's management, or to provide stockholders who may disagree with the Company's conclusions on the underlying subject matter with the ability to file challenges seeking to enforce the bylaw provision in a

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[4] The Company believes that the existing framework instituted by management to address the issues raised by the Proposal distinguish this circumstance from other recent instances in which the Staff did not concur with the company's position to exclude arguably similar proposals on the basis of Rule 14a-8(i)(7). For example, in *General Electric Company* (January 28, 2005) (proposal seeking to establish a board committee to review the company's business operations in Iran) and *American Express Company* (February 23, 2006) (proposal to form a committee to explore ways to implement an equal employment opportunity policy), neither of the subject companies had previously taken steps to have management address the underlying subject matter of the submitted proposal.

manner that is more supportive of their own preferred agenda. Moreover, the issue of the Company's response to governmental regulation is highly complex, and requires a detailed understanding of, among other things, the Company's current and future business models and strategies, available technology and the regulatory landscape. This complexity and the rapid evolution of the public debate on these matters make it difficult for stockholders to make an informed judgment, and therefore make it a poor topic for action by stockholders at an annual meeting.

For the foregoing reasons, the Company believes that it may exclude the Proposal and Supporting Statement from the Company's proxy materials in reliance on Rule 14a-8(i)(7).

Conclusion

For each of the reasons discussed above, the Company believes that it may exclude the Proposal and Supporting Statement from its proxy materials for the 2007 Annual Meeting of Stockholders. If for any reason the Commission does not agree with the Company's position, or it has questions or requires additional information in support of the Company's position, we would appreciate an opportunity to confer with the Commission's Staff prior to the issuance of a formal response. Please call me at (408) 349-7131, or in my absence, Thomas J. Leary, Esq., of O'Melveny & Myers LLP at (949) 823-7118.

Please acknowledge receipt of this letter and the enclosures by date stamping an enclosed copy of this letter and returning the date-stamped copy to our messenger.

Very truly yours,

Christina Lai
Senior Legal Director

Enclosures

cc: Mr. John C. Harrington
Michael J. Callahan, Senior Vice President and General Counsel, Yahoo! Inc.
Thomas J. Leary, Esq., O'Melveny & Myers LLP

EXHIBIT A
PROPOSAL


HARRINGTON
INVESTMENTS, INC.

December 13, 2006

Terry Semel, Chairman & CEO
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

Dear Mr. Semel:

I am an investor in Yahoo! Inc. and currently hold 200 shares of Yahoo! Inc. As the beneficial owner I am submitting the enclosed shareholder proposal for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Yahoo! Inc. common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for proxy resolutions through the shareholders meeting. In this regard, I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholders meeting to move the resolution as required.

I am concerned that our company is in need of oversight by a Board of Directors Committee on Human Rights in an effort to insure that our company's worldwide business operations do not violate human rights.

Sincerely,

John C. Harrington

mln

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

Yahoo! Inc.

Amendment to Corporate Bylaws Establishing Board Committee on Human Rights

RESOLVED: To amend the corporate Bylaws, by inserting the following new Article 4.4:

Article 4.4

Board Committee on Human Rights

a. There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.

b. The Board of Directors is authorized in its discretion consistent with these Bylaws and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, on the Committee's activities, findings and recommendations, and (5) adopt any other measures within the Board's discretion consistent with these Bylaws and applicable law.

c. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

SUPPORTING STATEMENT

The proposed Bylaw would establish a Board Committee on Human Rights which would review and make policy recommendations regarding human rights issues raised by the company's activities and policies. For example, Yahoo reportedly disclosed the identity of a Chinese citizen who had published information critical of the Chinese government on the internet; as a result of Yahoo's disclosure, the individual is serving a 10 year jail sentence. Also, of the major internet search engines operating in China, Yahoo censored more terms, according to a limited test conducted by Reporters Without Borders. We believe the proposed Board Committee on Human Rights could be an effective mechanism for addressing the human rights implications of the company's activities and policies on issues such as these, as they emerge anywhere in the world. In defining "human rights," proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmarks or reference documents.

charles SCHWAB
INSTITUTIONAL

P O Box 52013 Phoenix AZ 85072-2013

December 13, 2006

Terry Semel, Chairman & CEO
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

RE: John C. Harrington
Yahoo! Stock Ownership (YHOO)

Dear Mr. Semel:

This letter is to verify that John C. Harrington has continuously held at least $2,000 in market value of Yahoo Inc stock for at least one year prior to December 13, 2006.

If you need additional information to satisfy your requirements, please feel free to contact me at (877) 615-2386.

Sincerely,

Alisa Scott
Charles Schwab Institutional Service Group

CC: John Harrington

EXHIBIT B
UNIVERSAL DECLARATION OF HUMAN RIGHTS



all human rights for all

FIFTIETH ANNIVERSARY OF THE UNIVERSAL DECLARATION OF HUMAN RIGHTS

1948-1998

Universal Declaration of Human Rights

(other language versions)

Adopted and proclaimed by General Assembly resolution 217 A (III) of 10 December 1948

On December 10, 1948 the General Assembly of the United Nations adopted and proclaimed the Universal Declaration of Human Rights the full text of which appears in the following pages. Following this historic act the Assembly called upon all Member countries to publicize the text of the Declaration and "to cause it to be disseminated, displayed, read and expounded principally in schools and other educational institutions, without distinction based on the political status of countries or territories."

PREAMBLE

Whereas recognition of the inherent dignity and of the equal and inalienable rights of all members of the human family is the foundation of freedom, justice and peace in the world,

Whereas disregard and contempt for human rights have resulted in barbarous acts which have outraged the conscience of mankind, and the advent of a world in which human beings shall enjoy freedom of speech and belief and freedom from fear and want has been proclaimed as the highest aspiration of the common people,

Whereas it is essential, if man is not to be compelled to have recourse, as a last resort, to rebellion against tyranny and oppression, that human rights should be protected by the rule of law,

Whereas it is essential to promote the development of friendly relations between nations,

Whereas the peoples of the United Nations have in the Charter reaffirmed their faith in fundamental human rights, in the dignity and worth of the human person and in the equal rights of men and women and have determined to promote social progress and better standards of life in larger freedom,

Whereas Member States have pledged themselves to achieve, in co-operation with the United Nations, the promotion of universal respect for and observance of human rights and fundamental freedoms,

Whereas a common understanding of these rights and freedoms is of the greatest importance for the full realization of this pledge,

Now, Therefore THE GENERAL ASSEMBLY proclaims THIS UNIVERSAL DECLARATION OF HUMAN RIGHTS as a common standard of achievement for all peoples and all nations, to the end that every individual and every organ of society, keeping this Declaration constantly in mind, shall strive by teaching and education to promote respect for these rights and freedoms and by progressive measures, national and international, to secure their universal and effective recognition and observance, both among the peoples of Member States themselves and among the peoples of territories under their jurisdiction.

Article 1.

All human beings are born free and equal in dignity and rights.They are endowed with reason and conscience and should act towards one another in a spirit of brotherhood.

Article 2.

Everyone is entitled to all the rights and freedoms set forth in this Declaration, without distinction of any kind, such as race, colour, sex, language, religion, political or other opinion, national or social origin, property, birth or other status. Furthermore, no distinction shall be made on the basis of the political, jurisdictional or international status of the country or territory to which a person belongs, whether it be independent, trust, non-self-governing or under any other limitation of sovereignty.

Article 3.

Everyone has the right to life, liberty and security of person.

Article 4.

No one shall be held in slavery or servitude; slavery and the slave trade shall be prohibited in all their forms.

Article 5.

No one shall be subjected to torture or to cruel, inhuman or degrading treatment or punishment.

Article 6.

Everyone has the right to recognition everywhere as a person before the law.

Article 7.

All are equal before the law and are entitled without any discrimination to equal protection of the law. All are entitled to equal protection against any discrimination in violation of this Declaration and against any incitement to such discrimination.

Article 8.

Everyone has the right to an effective remedy by the competent national tribunals for acts violating the fundamental rights granted him by the constitution or by law.

Article 9.

No one shall be subjected to arbitrary arrest, detention or exile.

Article 10.

Everyone is entitled in full equality to a fair and public hearing by an independent and impartial tribunal, in the determination of his rights and obligations and of any criminal charge against him.

Article 11.

(1) Everyone charged with a penal offence has the right to be presumed innocent until proved guilty according to law in a public trial at which he has had all the guarantees necessary for his defence.

(2) No one shall be held guilty of any penal offence on account of any act or omission which did not constitute a penal offence, under national or international law, at the time when it was committed. Nor shall a heavier penalty be imposed than the one that was applicable at the time the penal offence was committed.

Article 12.

No one shall be subjected to arbitrary interference with his privacy, family, home or correspondence, nor to attacks upon his honour and reputation. Everyone has the right to the protection of the law against such interference or attacks.

Article 13.

(1) Everyone has the right to freedom of movement and residence within the borders of each state.

(2) Everyone has the right to leave any country, including his own, and to return to his country.

Article 14.

(1) Everyone has the right to seek and to enjoy in other countries asylum from persecution.

(2) This right may not be invoked in the case of prosecutions genuinely arising from non-political crimes or from acts contrary to the purposes and principles of the United Nations.

Article 15.

(1) Everyone has the right to a nationality.

(2) No one shall be arbitrarily deprived of his nationality nor denied the right to change his nationality.

Article 16.

(1) Men and women of full age, without any limitation due to race, nationality or religion, have the right to marry and to found a family. They are entitled to equal rights as to marriage, during marriage and at its dissolution.

(2) Marriage shall be entered into only with the free and full consent of the intending spouses.

(3) The family is the natural and fundamental group unit of society and is entitled to protection by society and the State.

Article 17.

(1) Everyone has the right to own property alone as well as in association with others.

(2) No one shall be arbitrarily deprived of his property.

Article 18.

Everyone has the right to freedom of thought, conscience and religion; this right includes freedom to change his religion or belief, and freedom, either alone or in community with others and in public or private, to manifest his religion or belief in teaching, practice, worship and observance.

Article 19.

Everyone has the right to freedom of opinion and expression; this right includes freedom to hold opinions without interference and to seek, receive and impart information and ideas through any media and regardless of frontiers.

Article 20.

(1) Everyone has the right to freedom of peaceful assembly and association.

(2) No one may be compelled to belong to an association.

Article 21.

(1) Everyone has the right to take part in the government of his country, directly or through freely chosen representatives.

(2) Everyone has the right of equal access to public service in his country.

(3) The will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections which shall be by universal and equal suffrage and shall be held by secret vote or by equivalent free voting procedures.

Article 22.

Everyone, as a member of society, has the right to social security and is entitled to realization, through national effort and international co-operation and in accordance with the organization and resources of each State, of the economic, social and cultural rights indispensable for his dignity and the free development of his personality.

Article 23.

(1) Everyone has the right to work, to free choice of employment, to just and favourable

conditions of work and to protection against unemployment.

(2) Everyone, without any discrimination, has the right to equal pay for equal work.

(3) Everyone who works has the right to just and favourable remuneration ensuring for himself and his family an existence worthy of human dignity, and supplemented, if necessary, by other means of social protection.

(4) Everyone has the right to form and to join trade unions for the protection of his interests.

Article 24.

Everyone has the right to rest and leisure, including reasonable limitation of working hours and periodic holidays with pay.

Article 25.

(1) Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services, and the right to security in the event of unemployment, sickness, disability, widowhood, old age or other lack of livelihood in circumstances beyond his control.

(2) Motherhood and childhood are entitled to special care and assistance. All children, whether born in or out of wedlock, shall enjoy the same social protection.

Article 26.

(1) Everyone has the right to education. Education shall be free, at least in the elementary and fundamental stages. Elementary education shall be compulsory. Technical and professional education shall be made generally available and higher education shall be equally accessible to all on the basis of merit.

(2) Education shall be directed to the full development of the human personality and to the strengthening of respect for human rights and fundamental freedoms. It shall promote understanding, tolerance and friendship among all nations, racial or religious groups, and shall further the activities of the United Nations for the maintenance of peace.

(3) Parents have a prior right to choose the kind of education that shall be given to their children.

Article 27.

(1) Everyone has the right freely to participate in the cultural life of the community, to enjoy the arts and to share in scientific advancement and its benefits.

(2) Everyone has the right to the protection of the moral and material interests resulting from any scientific, literary or artistic production of which he is the author.

Article 28.

Everyone is entitled to a social and international order in which the rights and freedoms set forth in this Declaration can be fully realized.

Article 29.

(1) Everyone has duties to the community in which alone the free and full development of his personality is possible.

(2) In the exercise of his rights and freedoms, everyone shall be subject only to such limitations as are determined by law solely for the purpose of securing due recognition and respect for the rights and freedoms of others and of meeting the just requirements of morality, public order and the general welfare in a democratic society.

(3) These rights and freedoms may in no case be exercised contrary to the purposes and principles of the United Nations.

Article 30.

Nothing in this Declaration may be interpreted as implying for any State, group or person any right to engage in any activity or to perform any act aimed at the destruction of any of the rights and freedoms set forth herein.

EXHIBIT C
PRESS RELEASE



Press Release

Yahoo!: Our Beliefs as a Global Internet Company

As a leading provider of Internet-based services, Yahoo! is committed to open access to information and communication on a global basis. We believe information is power. Citizens across the globe are benefiting greatly from increased access to communications, commerce and independent sources of information. The Internet has helped transform the way business is done, advanced consumer cultures, increased competition, allowed entrepreneurship to flourish, and provided citizens with more freedom in how they live, work, exchange ideas and make choices.

Doing business in certain countries presents U.S. companies with challenging and complex questions. We are deeply concerned by efforts of governments to restrict and control open access to information and communication. We also firmly believe the continued presence and engagement of companies like Yahoo! is a powerful force in promoting openness and reform.

Private industry alone cannot effectively influence foreign government policies on issues like the free exchange of ideas, maximum access to information, and human rights reform, and we believe continued government-to-government dialogue is vital to achieve progress on these complex political issues.

What Guides Us

Since our founding in 1995, Yahoo! has been guided by beliefs closely held by our founders and sustained by our employees:

- We believe the Internet can positively transform lives, societies and economies. It expands the ability for citizens around the world to communicate, express themselves, access information, and conduct commerce. It also enhances education, lowers geographic barriers, narrows social gaps and advances economic opportunity.
- We believe the Internet is built on openness, from information access to creative expression. We are committed to providing individuals with easy access to information and opportunities to openly communicate and exchange views and opinions.
- We are committed to maintaining our customers' trust. Hundreds of millions of consumers around the world have put their trust in Yahoo! for more than a decade. We take our users' privacy very seriously and never forget users come to us by choice.
- We believe in engagement on a global basis. The Internet's reach is truly global, and at Yahoo! we offer localized content in more than twenty countries in a dozen languages. We recognize each country enacts its own laws in accordance with its own local norms and mores, and we must comply with applicable laws. We also believe our presence significantly benefits a country's citizens through access to services and information.
- We seek the innovations and ideas that can change the world. We bear a sense of responsibility to make an impact on society and to empower consumers in ways never before possible.

Our Commitment

As part of our ongoing commitment to preserving the open availability of the Internet around the world, we are undertaking the following:

- Collective Action: We will work with industry, government, academia and NGO's to explore policies to guide industry practices in countries where content is treated more restrictively than in the United States and to promote the principles of freedom of speech and expression.
- Compliance Practices: We will continue to employ rigorous procedural protections under applicable laws in response to government requests for information, maintaining our commitment to user privacy and compliance with the law.
- Information Restrictions: Where a government requests we restrict search results, we will do so if required by applicable law and only in a way that impacts the results as narrowly as possible. If we are required to restrict search results, we will strive to achieve maximum transparency to the user.
- Government Engagement: We will actively engage in ongoing policy dialogue with governments with respect to the nature of the Internet and the free flow of information.

###

EXHIBIT D
TESTIMONY TRANSCRIPT

TESTIMONY OF MICHAEL CALLAHAN
SENIOR VICE PRESIDENT AND GENERAL COUNSEL, YAHOO! INC.
BEFORE THE SUBCOMMITTEES ON AFRICA, GLOBAL HUMAN RIGHTS AND INTERNATIONAL OPERATIONS,
AND ASIA AND THE PACIFIC

FEBRUARY 15, 2006

Chairmen Smith and Leach, Ranking Members Payne and Faleomavaega, and Members of the subcommittees, I am Michael Callahan, Senior Vice President, General Counsel and Secretary of Yahoo! Inc. Thank you very much for the opportunity to testify before you today.

I would like to make three fundamental points here today:

First, our principles. Since our founding in 1995, Yahoo! has been guided by beliefs deeply held by our founders and sustained by our employees. We believe the Internet can positively transform lives, societies, and economies. We believe the Internet is built on openness. We are committed to providing individuals with easy access to information. These beliefs apply in the United States. These beliefs also apply in China, where the Internet has grown exponentially over the past few years and has expanded opportunities for access to communications, commerce, and independent sources of information for more than 110 million Chinese citizens.

Second, the Shi Tao case. I will discuss this in more detail later in my testimony. The facts of the Shi Tao case are distressing to our company, our employees, and our leadership. Let me state our view clearly and without equivocation: we condemn punishment of any activity internationally recognized as free expression, whether that punishment takes place in China or anywhere else in the world. We have made our views clearly known to the Chinese government.

Third, this hearing. We commend you, Mr. Chairmen, for holding this hearing. It allows these issues to be raised in a public forum and provides an opportunity for companies such as those appearing here today to ask for the assistance of the U.S. government to help us address these critical issues. While we absolutely believe companies have a responsibility to identify appropriate practices in each market in which they do business, we also think there is a vital role for government-to-government discussion of the larger issues involved.

These issues are larger than any one company, or any one industry. We all face the same struggle between American values and the laws we must obey. Yahoo! intends to be a leader in the discussion between U.S. companies and the U.S. government. We appeal to the U.S. government to do all it can to help us provide beneficial services to Chinese citizens lawfully and in a way consistent with our shared values.

The Impact of the Internet In China

Before discussing these issues in detail, allow me to clarify Yahoo!'s current role in China. In October 2005, Yahoo! formed a long-term strategic partnership in China with Alibaba.com, a Chinese company. Under the agreements, Yahoo! merged our Yahoo! China business with Alibaba.com.

It is very important to note that Alibaba.com is the owner of the Yahoo! China businesses, and that as a strategic partner and investor, Yahoo!, which holds one of the four Alibaba.com board seats, does not have day-to-day operational control over the Yahoo! China division of Alibaba.com. The Alibaba.com management team runs the business; however, as a large equity investor, we have made clear our desire that Alibaba.com continue to apply rigorous standards in response to government demands for information about its users. I have personally discussed our views with senior management of Alibaba.com, as have other senior executives of Yahoo!.

Mr. Chairmen, we believe information is power. We also believe the Internet is a positive force in China. It has revolutionalized information access, helps create more open societies, and helps accelerate the gradual evolution toward a more outward-looking Chinese society.

The Internet has grown exponentially in China in ways that have increased China's openness to the outside world. More than 110 million people in China use the Internet. A growing Chinese middle class is benefiting from improved communication, technology, and independent sources of information. Online search, a core Yahoo! China service, is used by 87% of the online population in China, with more than 400 million search queries taking place every day. This represents an increase of almost 1600% over just the last three years. Unlike virtually any medium that has preceded it, the Internet allows users to access the information they want when they want it.

The number of people communicating with each other over the Internet has also increased dramatically. The number of active mailboxes has grown by 88% to 166 million, and those using instant messaging has risen to 87 million, doubling in just three years.

Let me give you a couple of examples of the power of the Internet in China. In November 2002, a new respiratory illness developed in southern China. This illness spread to other areas of China and in Asia. Initially, state media did not report widely on the outbreak, limiting access to information on SARS in China. However, word spread quickly through channels on the Internet, alerting people in China and around the world of the severity of the epidemic. The Internet forced the Chinese government to be more transparent and to vigorously attack the problem.

Another example is currently highlighted on the Human Rights Watch website. Human Rights Watch, with which we have consulted on these issues, tells the compelling story of how the Internet helped spread the word in China about the tragic death of a young college graduate named Sun Zhigang while in police custody. A storm of online protests led to the abolition of the law used to detain Mr. Sun. Human Rights Watch's website states, "[t]he Sun Zhigang case showed how Internet activists and journalists could mobilize an online uprising that produced real change."[1]

Experts in China and the United States agree on the liberalizing impact of the Internet in China. Please note the comments of a Chinese Academy of Social Sciences researcher in the *New York Times* last week. This expert stated, "At first, people might have thought it [the Internet] would be as easy to control as traditional media, but now they realize that's not the case."[2]

Finally, I would commend to you a 2002 report by the well-respected RAND Corporation that made an even bolder conclusion. It concluded that the Internet has allowed dissidents on the mainland to communicate with each other with greater ease and rapidity than ever before.[3]

But even with these extraordinary benefits, there are severe challenges for any company operating in China, and particularly for those in the Internet, media, or telecommunications industries. This Committee correctly highlights the fundamental conflict between the extraordinary powers of the Internet to expand opportunities for communication and access to information with the obligations of companies doing business in China to comply with laws that may have consequences inconsistent with our values. This brings us to the case of Shi Tao.

The Facts Surrounding the Shi Tao Case

The Shi Tao case raises profound and troubling questions about basic human rights. Nevertheless, it is important to lay out the facts. When Yahoo! China in Beijing was required to provide information about the user, who we later learned was Shi Tao, we had no information about the nature of the investigation. Indeed, we were unaware of the particular facts surrounding the case until the news story emerged. Law enforcement agencies in China, the United States, and elsewhere typically do not explain to information technology companies or other businesses why they demand specific information regarding certain individuals. In many cases, Yahoo! does not know the real identity of individuals for whom governments request information, as very often our users subscribe to our services without using their real names.

---

[1] Human Rights Watch, "Chinese Protest Online: The Case of Sun Zhigang," located at http://www.hrw.org/campaigns/china/beijing08/voices.htm.
[2] Howard W. French, "Despite Web Crackdown, Prevailing Winds Are Free," *New York Times*, Feb. 9, 2006.
[3] Michael S. Chase and James C. Mulvenon, *You've Got Dissent! Chinese Dissident Use of the Internet and Beijing's Counter-Strategies*, RAND Corporation monograph, 2002, page 3.

At the time the demand was made for information in this case, Yahoo! China was legally obligated to comply with the requirements of Chinese law enforcement. When we had operational control of Yahoo! China, we took steps to make clear our Beijing operation would honor such instructions only if they came through authorized law enforcement officers and only if the demand for information met rigorous standards establishing the legal validity of the demand.

When we receive a demand from law enforcement authorized under the law of the country in which we operate, we must comply. This is a real example of why this issue is bigger than any one company and any one industry. All companies must respond in the same way. When a foreign telecommunications company operating in the United States receives an order from U.S. law enforcement, it must comply. Failure to comply in China could have subjected Yahoo! China and its employees to criminal charges, including imprisonment. Ultimately, U.S. companies in China face a choice: comply with Chinese law, or leave.

Let me take this opportunity to correct inaccurate reports that Yahoo! Hong Kong gave information to the Chinese government. This is absolutely untrue. Yahoo! Hong Kong was not involved in any disclosure of information about Mr. Shi to the Chinese government. In this case, the Chinese government ordered Yahoo! China to provide user information, and Yahoo! China complied with Chinese law. To be clear -- Yahoo! China and Yahoo! Hong Kong have always operated independently of one another. There was not then, nor is there today, any exchange of user information between Yahoo! Hong Kong and Yahoo! China.

Next Steps

Yahoo! continues to believe the continued presence and growth of the Internet in China empowers its citizens and will help advance Chinese society. The alternative would be for these services to leave China -- a move we believe would impede Chinese citizens' ability to communicate and access independent sources of information. But we recognize this cannot be a time for business as usual.

As part of our ongoing commitment to preserving the open availability of the Internet around the world, we are committing to the following:

- *Collective Action:* We will work with industry, government, academia and NGOs to explore policies to guide industry practices in countries where content is treated more restrictively than in the United States and to promote the principles of freedom of speech and expression.

- *Compliance Practices:* We will continue to employ rigorous procedural protections under applicable laws in response to government requests for information, maintaining our commitment to user privacy and compliance with the law.

- *Information Restrictions:* Where a government requests that we restrict search results, we will do so if required by applicable law and only in a way that impacts the results as narrowly as possible. If we are required to restrict search results, we will strive to achieve maximum transparency to the user.

- *Government Engagement:* We will actively engage in ongoing policy dialogue with governments with respect to the nature of the Internet and the free flow of information.

Let me make one final comment about the role of the U.S. government. We urge the U.S. government to take a leadership role on a government-to-government basis. The Internet industry in the United States, including the companies appearing before you today, have changed the way the world communicates, searches for, discovers, and shares information. No other medium in history has the potential to effect such great change so rapidly. We operate businesses that transcend boundaries, in a world of countries and borders. The strength of this industry and the power of our user base is formidable to be sure. But, we cannot do it alone. We will do everything we can to advance these principles. Ultimately, the greatest leverage lies with the U.S. government.

* * *

Chairmen Smith and Leach, Ranking Members Payne and Faleomavaega, and Members of the subcommittees, thank you for giving me the opportunity to appear before you. We welcome this chance to have a frank and open dialogue about this important issue. We are grateful for your willingness to understand the difficult challenges we face, and to help us as we work together to protect the ability of the citizens of the world to access communication, commerce, and independent sources of information. I would be happy to answer your questions.

EXHIBIT E
PRESS RELEASE


STANFORD
News Service

NEWS RELEASE

September 18, 2006

Contact:
James Bettinger, Knight Fellowships: (650) 725-1189, jimb@stanford.edu
Nicki Dugan, Yahoo! Inc.: (408) 349-7361 nicki@yahoo-inc.com

Relevant Web URLs:
John S. Knight Fellowships for Professional Journalists

Yahoo! funds international journalism fellowship at Stanford

A $1 million gift from Yahoo! Inc. will enable Stanford's John S. Knight Fellowships for Professional to create a new international fellowship.

The new Yahoo! International Fellowship will be aimed at journalists from countries where there are on freedom of the press, either by governmental agencies or other forces, according to James Betti director of the Knight Fellowships. The first Yahoo! International Fellow will be Imtiaz Ali, a reporter BBC Pashto Service in Pakistan.

Pakistan is where *Wall Street Journal* reporter Daniel Pearl was kidnapped and murdered in 2002, a journalists there report disturbing patterns of economic pressure, threats and attacks, according to Committee to Protect Journalists (CPJ), a New York-based nonprofit organization. Two Pakistani jou were killed in February 2005 when gunmen opened fire on a bus filled with journalists, and in June a Pakistani journalist abducted in December was found. He was the eighth journalist slain in Pakista 2002, according to the CPJ.

The Yahoo! gift will fund the new fellowship for 10 years. Bettinger said the new fellowship is the fi program specifically aimed at journalists from countries where there are strong challenges to a free "People in this country are often unaware of the dire pressures under which journalists in many cou work," he said. "The Yahoo! International Fellowship will help us identify outstanding journalists in countries, and give them the chance to withdraw from those environments for a year while studyin Knight Fellows at Stanford."

Like all other International Knight Fellows, the Yahoo! Fellow is selected by the Knight Fellowships administrators.

"Yahoo! believes information is power and is committed to helping bring about open access to infor global basis," said Jerry Yang, Yahoo! co-founder. "While citizens around the world are benefiting g increased access to information, particularly through vehicles such as the Internet, the journalists v that information are still under pressure in many nations. We hope that fellows visiting from press- nations will have the opportunity to bring change and enlightenment to their home countries."

The Knight Fellowships program annually brings 12 journalists from the United States and as many

from other countries to study for an academic year at Stanford. In addition to attending classes, Kr
attend a series of discussions and seminars organized for them, and some pursue individual project
the end of their year they return to their news organizations. The program began in 1966.

-30-

EXHIBIT F
ANNOUNCEMENT

01/18/2007: Press Release from Business for Social Responsibility

Companies, Human Rights Groups, Investors, Academics and Technology Leaders to Address International Free Expression and Privacy Challenges

(CSRwire) January 18, 2007--A diverse group of companies, academics, investors, technology leaders and human rights organizations announced today its intention to seek solutions to the free expression and privacy challenges faced by technology and communications companies doing business internationally.

The process â€" which aims to produce a set of principles guiding company behavior when faced with laws, regulations and policies that interfere with the achievement of human rights â€" marks a new phase in efforts that these groups began in 2006.

Last year, Google, Microsoft, Vodafone and Yahoo!, with the facilitation of **Business for Social Responsibility (BSR)** and advice from the Berkman Center for Internet & Society at Harvard Law School, initiated a series of dialogues to gain a fuller understanding of free expression and privacy as they relate to the use of technology worldwide.

At the same time, the **Center for Democracy and Technology (CDT)** was also convening technology leaders, investors and human rights advocates to discuss how to advance civil liberties on the Internet in the face of laws that run contrary to international standards for human rights.

Both processes benefited from dialogue, research and policy expertise on internet filtering and surveillance practices from the OpenNet Consensus, a coalition of academic institutions including the University of California Berkeleyâ€™s Graduate School of Journalism and School of Law-Boalt Hall, the Berkman Center and others.

The new combined group, in addition to developing the principles, seeks to advance their effectiveness by establishing a framework to implement the principles, hold signatories accountable and provide for ongoing learning.

"Technology companies have played a vital role building the economy and providing tools important for democratic reform in developing countries. But some governments have found ways to turn technology against their citizens -- monitoring legitimate online activities and censoring democratic material," CDT Executive Director Leslie Harris said. "It is vital that we identify solutions that preserve the enormous democratic value provided by technological development, while at the same time protecting the human rights and civil liberties of those who stand to benefit from that expansion."

BSR CEO Aron Cramer said that the discussions over the past year have already proven valuable.

"Thanks to the extraordinary commitment of the companies and other participants in this process we've already learned a great deal about the obstacles we face and the ways business and other stakeholders can join forces to address those challenges," Cramer said. â€œThis important dialogue reflects a shared commitment to maximize the information available via the internet on the basis of global principles protecting free expression and privacy. This dialogue could prove a key step in unlocking the communications potential of the internet.â€•

Members of the group plan to complete the process in 2007. The following companies and stakeholders have agreed to participate:

- Amnesty International
- Berkman Center for Internet & Society at Harvard Law School
- Boston Common Asset Management
- Business for Social Responsibility (Facilitator)
- Calvert Group
- Center for Democracy and Technology (Facilitator)
- Committee to Protect Journalists
- Domini Social Investments LLC
- Electronic Frontier Foundation
- Enterprise Privacy Group
- F&C Asset Management
- Google, Inc.
- Human Rights First
- Human Rights in China
- Human Rights Watch
- International Business Leaders Forum
- International Council on Human Rights Policy
- Microsoft
- Reporters Without Borders
- Trillium Asset Management
- United Nations Special Representative to the Secretary-General on business & human rights (Observer status)
- University of California, Berkeley School of Law-Boalt Hall
- Vodafone
- Yahoo! Inc.

More information:

Barbara-Anne Greenwald, Business for Social Responsibility
bagreenwald@bsr.org; Tel: +1 415 984 3233

Dave McGuire, Center for Democracy and Technology
dmcguire@cdt.org; Tel: + 1 202 637-9800

About Business for Social Responsibility

Since 1992, Business for Social Responsibility (BSR) has been providing socially responsible business solutions to many of the worldâ€™s leading corporations. Headquartered in San Francisco and with offices in Europe and China, BSR is a nonprofit business association that serves its 250 member companies and other Global 1000 enterprises. Through advisory services, convenings and research, BSR works with corporations and concerned stakeholders of all types to create a more just and sustainable global economy. For more information, visit www.bsr.org.

About Center for Democracy and Technology

The Center for Democracy and Technology works to promote democratic values and constitutional liberties in the digital age. With expertise in law, technology, and policy, CDT seeks practical solutions to enhance free expression and privacy in global communications technologies. CDT is dedicated to building consensus among all parties interested in the future of the Internet and other new communications media. For more information, visit www.cdt.org.

EXHIBIT G
WEBLOG STATEMENT

On being global

January 18th, 2007 at 8:08 am by Michael Samway, VP & Deputy General Counsel
In Trends & News

Yahoo! became a public company in April 1996 with around 100 employees. Ten days later, we launched Yahoo! Japan as a joint venture. By the end of the year, we were running Yahoo! businesses in six different countries. Back then, Yahoo! counted about 14 million page views a day, versus the nearly four billion we log today. Bringing the Yahoo! experience to users around the globe has been core to our approach from the get-go. Now more than 500 million users visit Yahoo!-branded properties worldwide every month, with the rate of user growth from outside the United States growing most rapidly.

For all the benefits we enjoy from operating in twenty plus countries and in more than a dozen languages, managing Yahoo! on a global scale creates plenty of challenges around complex and politically charged issues like censorship and user privacy.

How do we deal with obligations to follow laws of nations where the laws themselves or their application may have consequences inconsistent with internationally recognized values and standards? Are partially censored results, with notice to users, better than no results at all in a challenging market? Should we focus our concerns on censorship of political speech? Should companies draw the line on doing business somewhere based on the type of speech a government limits? Would it be a decision based on the quantity or the quality of limitations? And using which standards and measures? Could Article 19 of the Universal Declaration of Human Rights provide a starting point?. Our own First Amendment is quite broad; could that be a global standard? How do companies design product approaches that balance legitimate government rights and requirements for data access with adequate protections for user privacy? Do we agree neither right should be absolute and each should live in balance with the other? Should we design an approach that works in Beijing, Paris, Sao Paulo, Sydney, Toronto, and Washington, D.C. all at once? Is that possible? How far can a company go in challenging local laws and orders? What if it puts locally-based employees at risk? These are just a few of the questions we've been asking ourselves recently.

Fortunately, we haven't had to think about these questions alone. For most of the past year, we've been immersed in weekly meetings with top thinkers at Microsoft, Google and Vodafone — right, in some cases our fiercest competitors — to apply our collective wisdom to challenges to free expression and privacy. Early in 2006 we engaged the highly respected team at Business for Social Responsibility (BSR) to facilitate our industry dialogue, and we've also counted closely on the academic expertise of Harvard Law School's Berkman Center for Internet & Society.

We've looked closely at previous voluntary industry and multi-stakeholder initiatives, actively engaged individually and collectively with a wide group of international human rights groups and socially responsible investors, talked to



United Nations business and human rights experts, and consulted closely with the State Department's Global Internet Freedom Taskforce. The Center for Democracy and Technology (CDT), which also took a leadership role in convening stakeholder discussions, is now working with BSR to co-facilitate the next phase of a multi-stakeholder dialogue.

Today, our diverse group of companies, human rights organizations, academic institutions, and socially responsible investors announced a formal commitment to creating a set of global principles and operating procedures on freedom of expression and privacy — to guide "company behavior when faced with laws, regulations, and policies that interfere with the achievement of human rights" (check out the press release here). Our goals also include creating an implementation, accountability, and governance framework as well as a forum for sharing ideas. The political principles and human issues at stake are big ones — no two ways about it – and this next phase in the multi-stakeholder dialogue requires continued leadership, integrity, and teamwork from all sides.

Yahoo! is a company built on openness, free expression, and user trust. From our humble trailer roots with a small and devoted group of followers through our teenage years as a global company with hundreds of millions of users, we've seen open access to information transform communities and allow entrepreneurship to flourish as well as provide citizens with more freedom in how they live, work, exchange ideas, and make choices impacting their daily lives. Information can be a powerful tool for change and progress in the hands of internet users globally.

As a broad and diverse set of players at the table today, we're committed to harnessing the group's collective experience and brainpower to design an approach to doing business globally that consistently guides ethical decision-making in the business world's most challenging markets.

Michael Samway
VP & Deputy General Counsel

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EXHIBIT H
WEBLOG STATEMENT



The GIFT of giving

February 2nd, 2007 at 2:41 pm by Michael Samway, VP & Deputy General Counsel
In Trends & News

The crisp January air in Washington, D.C., is filled with the chatter of politics and foreign affairs. Ask a cabbie to drop you at the State Department — that venerable institution founded as the Department of Foreign Affairs in 1789 — and you'll get an unsolicited, loud, and lengthy opinion on U.S. foreign policy! Over the past year, I've visited the State Department a number of times for Yahoo!, principally meeting with Ambassador David Gross, Deputy Assistant Secretary Jeff Krilla, and their expert teams, all of whom are the lead thinkers behind the State Department's Global Internet Freedom Taskforce (GIFT) created in early 2006.

On Tuesday, I spoke on a GIFT panel on global free expression and the free flow of information. It was a special honor for me since I'd worked as a law clerk at the State Department Legal Adviser's Office nearly 15 years earlier. Back then as a wide-eyed intern, stepping into the State Department halls I pictured myself as a character in an elaborate John le Carré international mystery. This week's panel at the State Department was more technical Tom Clancy thriller, a state-of-the-art auditorium and an expertly moderated and sometimes provocative discussion on human rights, censorship, surveillance, encryption technology, data flows, and privacy rights.

A good-sized audience of about 80 people came to observe and participate, with many asking thoughtful and tough questions. In the crowd were technology and media companies, human rights groups, investor groups, academics, government officials, press, and concerned citizens. Despite spending nearly a year focused on this area for Yahoo!, with the diversity of participants and the passionate views on human rights, I wasn't sure what to expect from the discussion or the audience. Friendly? Hostile? New issues? Re-packaged ones?

On the first panel, a Ph.D. from the Berkman Center for Internet & Society gave a technical view of filtering and censorship challenges globally. A former State Department official and current senior vice president at investor Calvert explained just how an effective multi-stakeholder process can work. An analyst at investor F&C expounded on the findings of a recent study on access, security, and privacy. A senior leader at BSR compared previous voluntary initiatives and showed how complex questions involving sophisticated Internet technology may require new approaches to traditional human rights challenges. The tense moment on the first panel arrived when an Amnesty International representative opened his remarks by directly accusing Yahoo! and the other companies of cooperating with repressive regimes, including handing over information on political dissidents and limiting the free flow of information.

On the second panel, I joined representatives from the Center for Democracy and Technology , Human Rights First, Google, and Microsoft, and we each raised some of the vexing questions we all wrestle with in the field of business and human rights. Partly in response to comments from the first panel, I explained that we condemn the punishment of any activity internationally recognized as free expression and that the relationship between law enforcement entities and technology companies around the world is more complex than commonly understood. Rarely, if ever, will a company know the name, identity, or occupation of an individual connected to a user ID demanded by a law enforcement agency, whether in Munich, Mexico City, or Mumbai. What we do know is we protect user privacy through rigorous compliance practices and careful adherence to law governing government demands for user information.

In response to questions on challenges companies face where the free flow of information is restricted, I discussed our belief that the presence of companies like Yahoo! in markets abroad can have a transformative effect on peoples' lives and on local and national economies. Information is power. Access to information, especially through the Internet, has changed what people know about the world around them and about events, people, and issues that directly impact their lives day-to-day. People know more about local public health issues, environmental causes, politics, consumer choices, and job opportunities. They communicate and interact like never before with family, friends, neighbors, and people locally, regionally, and even globally with similar interests. And the Internet drives innovation across sectors, including in science, medicine, business, and journalism to name a few.

In a thoughtful Wall Street Journal piece from January 27, journalist Emily Parker noted that because of virtual assembly, or online gatherings, a democratic consciousness has developed inside places like China, despite broad limitations on free expression and the free flow of information. In short, information is empowering in both ordinary and extraordinary ways. It can be disruptive or even revolutionary. It's the single greatest reason certain governments fear open use of the Internet and the free flow of information.

The common theme from both panels was that responding to the challenges of restrictions on free expression and privacy globally requires collective action. At Yahoo!, we're fully committed. The more broad-based the response, the more effective and sustainable. The State Department's engagement and support through their own complimentary global initiatives, including GIFT, reinforces our belief we're moving in the right direction on behalf of the global community of Internet users. The positive partnership formed between companies, human rights groups, socially responsible investors, and academics — facilitated by BSR and CDT — makes us cautiously optimistic about the development of guiding principles and operational standards, for companies in our sector and eventually beyond, that will allow us to continue making profits with principle.

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SANFORD J. LEWIS, ATTORNEY



February 20, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Yahoo!
On Behalf of Harrington Investments

Dear Sir/Madam:

Harrington Investments (the "Proponent") is a beneficial owner of common stock of Yahoo! (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated February 7, 2007, sent to the Securities and Exchange Commission by the Company. In that letter, the Company contends that the Proponent's Proposal may be excluded from the Company's 2007 proxy statement by virtue of Rules 14a-8(i)(3), (i)(7) and (i)(10) as well as Rule 14a-9. We are transmitting this letter via email and will also transmit 6 copies via overnight mail.

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant Rules, it is our opinion that the Proposal must be included in the Company's 2007 proxy statement and that it is not excludable by virtue of those Rules.

Summary

The resolution, which involves a mandatory Bylaw Amendment creating a Board Committee on Human Rights, addresses a major public policy issue facing Yahoo!, namely how it will ensure that its policies and practices do not compromise the individual human rights of its customers. As an increasingly important policy question for the Company, this does not represent excludible "ordinary business." Furthermore, the resolution explicitly addresses issues beyond "legal compliance" matters, thus avoiding the issue of ordinary business related to legal compliance. The resolution is not excessively vague, but rather is written at a level of detail that is appropriate for shareholder consideration – neither so detailed as to micromanage issues that are reserved to the Board or management, nor so general that the shareholders would not know what they are voting on. It also does not contain materially false or misleading statements. The resolution has also not been substantially implemented, because it would establish a *board level* committee on human rights which is fundamentally different than management and employee actions. Finally, because the Company filed its request two weeks after its deadline to do so, the Company has forfeited its ability to exclude the Proposal.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

The Proposal

The proposal in its entirety states:

RESOLVED: To amend the corporate Bylaws, by inserting the following new Article 4.4:

Article 4.4

Board Committee on Human Rights

a. There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.

b. The Board of Directors is authorized in its discretion consistent with these Bylaws and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, on the Committee's activities, findings and recommendations, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.

c. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

SUPPORTING STATEMENT

The proposed Bylaw would establish a Board Committee on Human Rights which would review and make policy recommendations regarding human rights issues raised by the company's activities and policies. For example, Yahoo! reportedly disclosed the identity of a Chinese citizen who had published writings critical of the Chinese government on the internet; as a result of Yahoo's disclosure, the individual is serving a 10 year jail sentence. Also, of the major internet search engines operating in China, Yahoo censored more terms, according to a limited test conducted by Reporters Without Borders. We believe the proposed Board Committee on Human Rights could be an effective mechanism for addressing the human rights implications of the company's activities and policies on issues such as these, as they emerge anywhere in the world. In defining "human rights," proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmark or reference documents.

ANALYSIS

I. Rule 14a-8(j) – Yahoo! failed to meet the deadline for filing a no-action request with the Staff

Because the Company filed its request two weeks after the deadline, the Company has forfeited its ability to exclude our Proposal. Rule 14a-8(j) states:

> Question 10: What procedures must the company follow if it intends to exclude my proposal?
>
> (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

Last year, Yahoo! filed its Form DEF 14A (Definitive Proxy Statement) on April 14, 2006, the release date in 2006.[1] Increasing the year by one, the day to begin the calculation is April 14, 2007. Accordingly "day one" for purposes of the calculation is April 13, 2007 and "day 80" is January 24, 2007. Therefore the 80-day deadline is January 24, 2007 and a no-action request received after that date would be untimely. Because the Company's request is dated February 7, 2007 it is untimely by two weeks and the Company has forfeited its ability to exclude our Proposal.

The Company has not provided any explanation for being tardy and therefore has not demonstrated any "good cause" for missing the deadline. We note that the purpose of Rule 14a-8(j) is to afford the Staff and the Proponent enough time to properly address no-action requests. In addition, time is of the essence so that companies have sufficient time to print and deliver proxy materials and that shareholders have enough time to consider the issues raised in the proposal before they vote their proxies. For these important reasons, we believe that there is no reasonable excuse for a two week delay and we respectfully request that the Staff concur with our conclusion that the Company has forfeited its ability to exclude our Proposal.

II. Rules 14a-8(i)(3) and 14a-9 – The Proposal is Not Vague or Indefinite, but Rather Permits Shareholders and the Company to Determine With Reasonable Certainty what Actions are Required

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1 Yahoo! has consistently filed its proxy materials in the first two weeks of April. The prior three year's materials were filed, respectively, on April 4, 2005, April 9, 2004 and April 15, 2003. In due diligence on Monday February 12, 2007, Sanford Lewis spoke via telephone directly with Christina Lai, Yahoo! Senior Legal Director and author of the no action request to inquire regarding the intended date for the 2007 shareholder meeting and in order to assess the necessary proxy filing date; she never called back to provide this information.

The Company contends that the Proposal is excludable because:

1. the phrase "human rights" is too broad and complex;
2. the Proposal lacks background information, description or explanation; and
3. mandatory bylaw amendments require a higher level of specificity

Addressing their first argument, there is nothing inherently vague or misleading about the phrase "human rights" nor does it become vague in this context. In fact, the Company appears to feel perfectly free to use the term in its public statements. For example, in the Company's February 13, 2006 news release entitled "*Yahoo! Our Beliefs as a Global Internet Company,*" referred to on page 7 of the Company's letter, Yahoo! used the phrase "human rights" without any definition, background information, description or explanation of what it meant. Why would the Company have used the term if it actually believed that it would have caused confusion or misunderstanding?

Furthermore, the common usage of the word as found in a dictionary indicates that there is nothing inherently confusing about the term. For example, The American Heritage Dictionary of the English Language Fourth Edition, 2000 at page 855 defines "human rights" as "The basic rights and freedoms to which all humans are entitled, often held to include the right of life and liberty, freedom of thought and expression, and equality before the law." As this definition indicates, there is common usage of the term which is sufficiently specific so that shareholders and the Company can understand that the Proposal is intended to address those rights.

With respect to the Company's second and third arguments, it is well established that proposals are not required to formally define words, even in the context of a highly debated term. In *The Kroger Co.* (April 12, 2000) the proposal called for the company to adopt a policy of removing "genetically engineered" products from its private label products, labeling and identifying products that may contain a genetically engineered organism, and reporting to shareholders. The company challenged the proposal on many grounds including the argument that the term "genetically engineered" was not defined in the proposal and was the subject of competing definitions. Despite the lack of a definition or even a consensus on the meaning of the terms, the Staff rejected the lack of definition argument and concluded that the proposal was permissible.

Kroger also argued, unsuccessfully, that because state law required that labeling not be untrue, deceptive or misleading that if it labeled its products as sought by the proposal it could be subject to potential liability due to the fact that company did not have the basic information that might be required on the label. Therefore, they reasoned, the phrase "genetically engineered" would subject the company to litigation and liability.

In our Proposal, we are confronted with similar arguments. First, even in the context of a heated debate about the meaning of the words "genetically engineered", the Staff did not require a definition of the term, but allowed common sense to guide shareholders. Similarly, we argue that common sense is more than sufficient to allow shareholders and the Company to understand what is contemplated by the phrase "human rights".

Second, there is no reason to conclude that the lack of definition concerning the phrase "human rights" will make it unreasonably difficult for the Company, its shareholders or even a court to determine if they are complying with the bylaw if the shareholders choose to adopt it. Even in the *Kroger* context where there were food labeling issues being litigated, it was not a sufficient argument for exclusion. In this context, there is to our knowledge no current or imminent threat of litigation on this matter either generally or regarding board committee actions on human rights, and at its core, Yahoo!'s argument simply seeks to confuse matters.

With respect to the cases cited by the Company to support its argument, they are all readily distinguishable. In all three cases cited by the Company, the shareholders were seeking implementation or reports based on a set of third party standards that were either not sufficiently defined in the proposal or were unknown to the company or its shareholders: *The Kroger Co.* (March 19, 2004) (Global Reporting Initiative); *Johnson & Johnson* (February 7, 2003) (Glass Ceiling Commission's recommendations); and *Alcoa Inc.* (December 24, 2002) (International Labor Organization conventions). This distinction is critical because there was no reason to assume that the shareholders in those cases were familiar with the third party standards, let alone what the details encompass. In contrast it is reasonable to conclude that shareholders have heard the phrase "human rights" and have a reasonable understanding of that term that is essentially consistent from shareholder to shareholder.

Furthermore, third party standards are invariably detailed and complex documents that contain very carefully chosen words. To request that the company implement those standards without giving a reasonably detailed explanation is to ask the company to adopt those very carefully chosen words without knowing what they are or understanding their significance. That is not the case here, because we are seeking to establish a committee that will review the Company's practices with respect to "human rights" - a widely understood concept that virtually all shareholders will have knowledge of. There is no fine print elsewhere that is being hidden from the Company or shareholders.

Finally, clearly inappropriate to discuss benchmarking examples in supporting statements as opposed to resolve clauses. For example in *Kroger* (March 29, 2006), the proposal requested a "Sustainability Report" and in the supporting statement recommended that the report be based on the Global Reporting Initiative's (GRI) Sustainability Reporting Guidelines. In contrast, in *Kroger* (March 19, 2004) the resolve clause of the proposal requested "that the company prepare a sustainability report (at reasonable cost and omitting proprietary information) based on the Global Reporting Initiative's sustainability reporting guidelines." These cases demonstrate that it is acceptable to suggest the use of third party benchmarks in the supporting statement, while they should be avoided in the resolve clause. See also, *Dean Foods Co.* (March 25, 2005); *Seaboard Corp.* (February 14, 2005); and *Wendy's International* (February 10, 2005) (permitted proposal with reference to the GRI in supporting statement) in contrast with *RylandGroup* (January 19, 2005); *ConAgra* (July 1, 2004); and *Albertson's* (March 5, 2004) (excluded proposal specifically requesting report based on the GRI). In our case, the Proposal is most similar to *Kroger* (March 29, 2006) in that its reference to the US Bill of Rights and the Universal Declaration of Human Rights is a "suggestion" and is not an attempt to make those documents the specific basis of the committee's definition.

We should also point out that it would be inappropriate for us to be more specific in our choice of words. Shareholders are properly concerned with the general direction and policy of the Company. The Board and management are conversely in charge of implementing the details of the policy and executing it. For that reason, the Board is entitled to a significant level of discretion with which to determine how to implement and execute the policies. Accordingly, this Proposal presents the Board with policy-level guidance while leaving the particulars within their discretion. If we had been more specific, we would surely have been accused of micro-managing the Company and improperly treading upon the Board's or management's roles.

III. Rule 14a-8(i)(3) – The Company's Additional Facts Should be Presented In Its Statement of Opposition and the Proposal Does Not impugn the Company nor Does it Mislead Shareholders

The Staff addressed Rule 14a-8(i)(3) issues in Staff Legal Bulletin 14B by stating:

> We believe that the staff's process of becoming involved in evaluating wording changes to proposals and/or supporting statements has evolved well beyond its original intent and resulted in an inappropriate extension of rule 14a-8(i)(3). In addition, we believe the process is neither appropriate under nor consistent with rule 14a-8(l)(2), which reads, "The company is not responsible for the contents of [the shareholder proponent's] proposal or supporting statement." Finally, we believe that current practice is not beneficial to participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8.

Therefore, the Staff indicated that it would focus its Rule 14a-8(i)(3) review on defamatory or character-impugning statements, inherently vague or misleading statements, objectively false statements, and irrelevant statements. Accordingly, in recognition that Yahoo! is not responsible for the contents of our supporting statement and can more appropriately differ with our representation of the facts in its statement of opposition, we believe the two statements must remain in the Proposal.

First, the Company argues that the following statement falls within the defamatory or character-impugning exclusion which prohibits "statements directly or indirectly impugning character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation":

> Yahoo reportedly disclosed the identity of a Chinese citizen who had published information critical of the Chinese government on the internet; as a result of Yahoo's disclosure, the individual is serving a 10 year jail sentence.

Specifically, Yahoo! is not arguing that we have made the statement without a factual foundation – they merely object that there are other facts that may change shareholders' opinions. This makes their objection essentially an argument that there are "factual assertions that, while not materially false or misleading, may be disputed or countered". The Staff, in SLB 14B, made it clear that these kinds of objections are not subject to a Rule 14a-8(i)(3) exclusion. Mindful of the need to avoid fact-intensive inquiries, we would simply like to point out that at least two reports support the content of the statement.[2] These reports enclosed as Appendix A, provide ample documentation that the Company provided information linking Chinese dissident Shi Tao's personal email address and the specific message he had posted criticizing the Chinese government, to the IP address of his computer. This allowed Chinese officials to determine Shi Tao's identity and successfully obtain a criminal verdict from a court in the Hunan province. In short, the Company is seeking to counter these facts with additional facts and such objections are most appropriately addressed in its statement of opposition, where it is entitled to present its perspective on the issue.

Second, the Company asserts that the supporting statement's reference to the Reporters Without Borders' test is materially false and misleading because the test was of Alibaba.com Corporation over which Yahoo! has a "minority investment." We believe it is not materially misleading, because , as the Company explained in its letter, Alibaba.com is operating Yahoo China! and therefore is operating under Yahoo!'s brand. Consequently, regardless of the specific provisions of the Yahoo!/Alibaba.com relationship, it appears, to the rest of the world, that Yahoo China! is being operated with Yahoo!'s consent and approval. If there is anything to be labeled materially false and misleading, it would be the seemingly formalistic structures created by Yahoo! to screen itself.

Furthermore, the Company also fails to point out that Yahoo!'s 40% stake in Alibaba.com, China's largest e-commerce company, was purchased for $1 billion[3], making Yahoo! no small presence in China's developing internet industry.[4] While Yahoo! asserts that it does not exert day to day managerial control, the Company's $1 billion stake in Alibaba.com surely gives it very substantial influence over policies and practices at Alibaba.com. Consequently, we believe it would be disingenuous to argue, as the Company apparently does, that it cannot be held responsible for policies and practices at Alibaba.com. Accordingly, we respectfully request the Staff not concur with the Company and inform it that it must include the two supporting statements in its proxy materials.

Finally, this objection from Yahoo! highlights one of the significant policy issues raised in the Proposal: specifically, the practice of hiding behind "independent" entities to avoid both U.S. jurisdiction and responsibility for repressive policies and practices. For example Rep.

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2 See Associated Press. "Yahoo in Hong Kong accused of aiding China", March 31, 2006 http://www.msnbc.msn.com/id/12099004/; and "Information supplied by Yahoo! helped journalist Shi Tao get 10 years in prison", Reporters Without Borders press release. September 6, 2006. http://72.14.209.104/search?q=cache:J2RgBhqc-MMJ:www.rsf.org/article.php3%3Fid_article%3D14884+Yahoo&hl=en&ct=clnk&cd=1&gl=us&lr=lang_en

3 Nils Klawitter. "When the West helps China spy", Spiegel Online. September 17, 2005. http://www.spiegel.de/international/spiegel/0,1518,375965,00.html

4 In April 2006, Forbes magazine reported that Chinese users have surpassed those in the United States in internet use, spending nearly two billion hours online per week as compared to the 120 million hours online per week in the US. Natalie Pace, "China surpasses US in internet use", Forbes Magazine, April 3, 2006. http://www.forbes.com/2006/03/31/china-internet-usage-cx_nwp_0403china.html

Christopher Smith (R) of New Jersey, the prior chairman of the House Subcommittee on Africa, Global Human Rights and International Operations, has discussed the possibility of requiring companies to locate e-mail servers outside countries deemed repressive by the State Department. However, these relationships create questions about whether Congress would have jurisdiction to legislate such requirements.[5]

While not conceding the Company's argument that the Proposal is excessively vague or materially false and misleading, we note that the SEC Staff may allow proponents to amend a proposal where only minor changes are needed. (Staff Legal Bulletin 14B: "We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." See also *Adams Express Company* (Dec. 28, 2000) and *SI Handling Systems, Inc.* (May 5, 2000). If the Staff finds merit in the arguments made by the Company, we respectfully request the opportunity to discuss with the Staff and the Company various possible modifications, such as adding or eliminating a word or two, which we believe would eliminate any colorable arguments.

For example, we may be willing to revise the supporting statement to clarify that the Reporters Without Borders test was a test of the Yahoo! affiliated company Alibaba.com that operates Yahoo China! (or was a test of Alibaba.com in which Yahoo! currently owns a 40% stake).

IV. Rule 14a-8(i)(10) – The Company Has Not Substantially Implemented the Proposal Because It Has Only Taken Action at the Employee and Managerial Level and Has Not Created a Board Level Committee Responsible for Addressing Human Rights Issues.

The Company next argues that 1) its formation of a "multi-disciplinary and cross-functional team of Yahoo! employees" to address these issues; 2) Company press releases, gifts, and dialogues; and 3) other actions by management demonstrate that the Company has substantially implemented the Proposal. This argument fails for the simple reason that not one of the actions taken by the Company involves a board committee to address this issue.

Returning to the text of the Proposal, it is clear that it is not focused on employee or management action. Rather the Proposal would establish "a ***Board Committee on Human Rights***" (emphasis added). This is due, in part, to the fundamental importance of these issues and fact that we believe the Company should address them at the highest level with the Board providing the review and guidance for management and employees.

On a number of occasions the Staff has concurred that when a proposal is focused on the creation of a board level committee, it is not sufficient for the company to argue that employees and management are addressing the issue. For example, in *NYNEX Corporation* (February 16, 1994), the permitted proposal requested the company establish a four-member committee of its board of directors to evaluate the impact of various health care proposals on

[5] G. Jeffrey MacDonald. "Congress's dilemma: When Yahoo in China's not Yahoo," The Christian Science Monitor. February 14, 2006 http://www.csmonitor.com/2006/0214/p01s04-usfp.html

the company. The company unsuccessfully argued that it had substantially implemented the proposal because it had already established a Committee on Benefits, which oversaw the administration and effectiveness of all of the NYNEX employee benefits plans and programs, including the medical programs. In addition, the company argued that it was working to explore solutions to the specific issue of health care cost containment through its collaboration with unions, research institutes and business groups. In the case now before the Staff, the Company has not even argued that an existing committee is responsible for these issues. Rather, as in *NYNEX*, the Company has argued that it is taking other steps, at the *employee/management level*, to address the issue, but not the essential step of creating a board committee dedicated to the issue. As the proponent in *NYNEX* rightfully pointed out, employee or management activities are no substitute for steps taken by board members and consequently the Proposal has not been substantially implemented. We respectfully request the Staff agree that employee/management level activities are not a substitute for the creation of a board level committee that makes members of the board responsible for these issues. See also, *NYNEX Corporation* (February 18, 1994) (creation of a "Facilities Closure and Relocation of Work Committee" composed of four outside directors, two employee representatives and two representatives of affected committees).

Similarly, in *Associates First Capital Corporation* (March 13, 2000), the permitted proposal requested the company establish a committee of directors to develop and enforce policies to ensure that "employees do not engage in predatory lending practices." In that case, the company argued, unsuccessfully, that comprehensive internal procedures developed and implemented at the managerial level had substantially implemented the proposal. The proponent successfully pointed out that the proposal did not request management action, but instead focused on a board level review of the issue, and that consequently the proposal had not been substantially implemented. Similarly, our Proposal seeks a board level committee to review these issues and the Company has only pointed to steps taken by Yahoo! employees and management. Consequently, the Company has not substantially implemented the Proposal. See also, *Conseco, Inc.* (April 15, 2001) (same).

With respect to the cases cited by the Company, we observe that they all addressed the adoption or implementation of policies by a company. That is not the case here. We are not seeking the implementation of a specific policy, i.e. we do not make reference to a specific third party standard or put forth our own specific policy. Rather we are seeking to create a board level structure, a committee, to address these issues and elevate the discourse to a Board level oversight/structure. By doing so there is not the opportunity for the Company to argue that they have addressed the contents of the Proposal in alternative fashions as was done in those cases.

In conclusion, we ask the Staff to concur with our analysis that employee and management level actions and committees (or teams) do not constitute substantial implementation of the Proposal. We believe that when a proposal focuses on the formation of a board level committee, actions at any other level are insufficient and accordingly Yahoo! has not met its burden of demonstrating that it is entitled to exclude the Proposal.

V. Rule 14a-8(i)(7) – The Proposal Focuses On A Significant Social Policy Issue (Human Rights) that Transcends the Ordinary Business (Compliance)

The Company argues that the Proposal focuses on the ordinary business of the Company because (1) the Proposal focuses on how the Company should comply with government regulations and (2) "the rapid evolution of the public debate on these matters make it difficult for stockholders to make an informed judgment."

These arguments fail for many reasons. First, the Proposal expressly does not focus on regulatory matters. As the Proposal states, the committee is "created and authorized to review the implications of company policies, ***above and beyond matters of legal compliance***, for the human rights of individuals in the US and worldwide." (emphasis added). As this clause makes clear, we do not intend the committee to focus on US or foreign government regulations or regulatory frameworks. Rather than focus on those "day-to-day" or "complex" matters over which shareholders arguably would not be in a position to make an informed judgment, this Proposal is focused on the significant policy issue of human rights.

We observe in the Company's first paragraph of Section 3 that they have quoted from Interpretive Release 34-40018 (May 21, 1998) ("1998 Release"), but have conveniently ignored a critical portion of the 1998 Release. Specifically, that

> proposals relating to such (ordinary business) matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

Consequently, even if the Staff were to conclude that the Proposal focuses on day-to-day matters such as regulatory matters, the question still remains if the Company has met its burden of demonstrating that the Proposal does "not involve ***any*** substantial policy or other considerations." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

The importance of this rule has been explained this way:

> In so far as the shareholder has contributed an asset of value to the corporate venture, in so far as he has handed over his goods and property and money for use and increase, he has not only the clear right, but more to the point, perhaps, he has the stringent duty to exercise control over that asset for which he must keep care, guard, guide, and in general be held seriously responsible. As much as one may surrender the immediate disposition of (his) goods, he can never shirk a supervisory and secondary duty (not just a right) to make sure these goods are used justly, morally and beneficially.

Medical Committee for Human Rights v. SEC, 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972).

Therefore, a proposal cannot be excluded by Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Company,* 958 F. 2d 416 (DC Cir. 1992) a proposal may not be excluded if it has "significant policy, economic or other implications". *Id. at 426.* Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id. at 427.*

In addition, it has also been pointed out that the 1976 Interpretive Release explicitly recognizes "that all proposals could be seen as involving some aspect of day-to-day business operations. That recognition underlays the Release's statement that the SEC's determination of whether a company may exclude a proposal should not depend on whether the proposal could be characterized as involving some day-to-day business matter. Rather, ***the proposal may be excluded only after the proposal is also found to raise no substantial policy consideration.***" *Amalgamated Clothing and Textile Workers Union* at 891 (emphasis added).

In light of this standard, it is abundantly clear that the Proposal, by focusing on the implications of Company policies on the human rights of individuals in the US and worldwide, is focusing on a significant policy issue that involves fundamental business strategy and long term goals. The following provides documentation of this fact:

- The role of internet service providers operating in repressive governments has drawn concern from many investors and financial analysts. For example, as of February 2006 Reporters Without Borders has jointly filed, with Boston Common Asset Management and Domini Social Investments, a "Joint Investor Statement on Freedom of Expression and the Internet"[6]. The Join Investor Statement is signed by 24 investors representing around 24 billion dollars in assets, and states:

> "As investors and research analysts, we recognize that our investment decisions have an impact on human rights around the world. We are therefore committed to using the tools at our disposal to uphold human rights world wide as outlined in the United Nations Universal Declaration of Human Rights (UDHR), including freedom of opinion and expression, freedom of assembly and association, and security of persons.
>
> The growth of the Internet offers considerable opportunities for global broad-based wealth creation. Companies involved in providing Internet services and technology are playing a leading role in building global communities and sharing knowledge. We believe that government action to censor, monitor, isolate and jail Internet users for exercising basic human rights outlined in the UDHR threatens the ultimate realization of these benefits. We believe these

[6] "Joint investor statement on freedom of expression and the internet", Reporters Without Borders press release, http://72.14.209.104/search?q=cache:ceYzCaUsrmwJ:www.rsf.org/fonds-investissement-en.php3+Yahoo+%2B+%22shi+tao%22&hl=en&ct=clnk&cd=11&gl=us&lr=lang_en

> actions also present significant barriers to growth for Internet sector businesses, which depend on a broadly connected, free Internet."

- On February 15, 2006 the House of Representatives Subcommittee on Africa, Global Human Rights and International Operations held a hearing entitled "The Internet in China: A Tool For Freedom or Suppression?". U.S. Representative Chris Smith (R-NJ), the then chair of the subcommittee, opened the hearing with the following statement:

  > U.S. technology companies today are engaged in a similar sickening collaboration, decapitating the voice of the dissidents. In 2005, Yahoo!'s cooperation with Chinese secret police led to the imprisonment of cyber-dissident Shi Tao. And this was not the first time. According to Reporters Without Borders, Yahoo! also handed over data to Chinese authorities on another of its users, Li Zhi. Li Zhi was sentenced on December 10, 2003, to 8 years in prison for inciting subversion. His "crime" was criticizing in online discussion groups and articles the well-known corruption of local officials.

  He went on to state:

  > Yet for the sake of market share and profits, leading U.S. companies, like Google, Yahoo!, Cisco, and Microsoft, have compromised both the integrity of their product and their duties as responsible corporate citizens. They have, indeed, aided and abetted the Chinese regime to prop up both of these pillars, secret police and propaganda, propagating the message of the dictatorship unabated and supporting the secret police in a myriad of ways, including surveillance and invasion of privacy, in order to effectuate the massive crackdown on its citizens.

  http://commdocs.house.gov/committees/intlrel/hfa26075.000/hfa26075_0f.htm

Numerous non-governmental organizations have focused considerable attention on the issue, with a specific focus on Yahoo!'s actions. See:

- Amnesty International http://web.amnesty.org/pages/chn-310106-action-eng
- Human Rights in China http://hrichina.org/public/contents/press?revision_id=27803&item_id=27801
- Human Rights Watch http://www.hrw.org/press/2002/08/yahoo080902.htm

- The Company itself provides ample evidence of how it is a significant policy issue through the numerous steps it has taken at the employee and management level. See Yahoo!'s Letter at pages 8 and 9.

- Media reports (including business media) on this issue are abundant. A brief list includes:
  - *Congress's dilemma: When Yahoo in China's not Yahoo*, G. Jeffrey

MacDonald, The Christian Science Monitor. February 14, 2006
http://www.csmonitor.com/2006/0214/p01s04-usfp.html

- *Yahoo, China, And Human Rights*, Robert Marquand. CBS News. September 9, 2005.
http://www.cbsnews.com/stories/2005/09/09/tech/printable829504.shtml
- *Yahoo helped Chinese to prosecute journalist*. Joseph Kahn. The New York Times. September 8, 2005.
http://www.iht.com/articles/2005/09/07/business/yahoo.php
- *Yahoo's China problem*. Marc Gunther. Fortune Magazine. February 22, 2006.
http://money.cnn.com/2006/02/21/news/international/pluggedin_fortune/

Which brings us to the Company's second argument that "the rapid evolution of the public debate on these matters make it difficult for stockholders to make an informed judgment." The fact that there is a "public debate on these matters" is, in part, what makes this Proposal appropriate for shareholders to consider and opine on. Whether that public debate evolves quickly or slowly is irrelevant, because, by definition, it is a significant social policy issue and therefore appropriate for stockholder consideration.

Accordingly, we respectfully request that the Staff conclude that the Proposal is focused on a significant policy issue and does not seek to interfere with the Company's ordinary business matters. As demonstrated above, the implication of the Company's policies on individual human rights is an issue that has received the attention of Congress, the media, the business press and the business community. Consequently, we believe the Company has not met its burden of demonstrating that the Proposal does not involve any issues that transcend the day-to-day affairs of the Company.

CONCLUSION
In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under any of the criteria of Rule 14a. We respectfully request an opportunity to confer with SEC Staff in the event that the Staff should decide to concur with the Company.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc:
Christina Lai
John Harrington

Appendix A


REPORTERS
WITHOUT BORDERS
FOR PRESS FREEDOM

http://www.rsf.org/print.php3?id_article=14884

China - United States | 6.09.2005

Information supplied by Yahoo! helped journalist Shi Tao get 10 years in prison

The text of the verdict in the case of journalist Shi Tao - sentenced in April to 10 years in prison for "divulging state secrets abroad" - shows that Yahoo! Holdings (Hong Kong) Ltd. provided China's state security authorities with details that helped to identify and convict him, Reporters Without Borders said today.

"We already knew that Yahoo! collaborates enthusiastically with the Chinese regime in questions of censorship, and now we know it is a Chinese police informant as well," the press freedom organisation said.

"Yahoo! obviously complied with requests from the Chinese authorities to furnish information regarding an IP address that linked Shi Tao to materials posted online, and the company will yet again simply state that they just conform to the laws of the countries in which they operate," the organisation said. "But does the fact that this corporation operates under Chinese law free it from all ethical considerations? How far will it go to please Beijing?"

Reporters Without Borders added: "Information supplied by Yahoo! led to the conviction of a good journalist who has paid dearly for trying to get the news out. It is one thing to turn a blind eye to the Chinese government's abuses and it is quite another thing to collaborate."

Translated into English by the Dui Hua Foundation (which works to document the cases of Chinese political prisoners), the verdict reveals that Yahoo! Holdings (Hong Kong) Ltd. provided the Chinese investigating organs with detailed information that apparently enabled them to link Shi's personal e-mail account (huoyan-1989@yahoo.com.cn) and the specific message containing information treated as a "state secret" to the IP address of his computer.

Yahoo ! Holdings (Hong Kong) is subject to Hong Kong legislation, which does not spell out the responsibilities in this kind of situation of companies that provide e-mail services. Nonetheless, it is reportedly customary for e-mail service and Internet access providers to transmit information to the police about their clients when shown a court order.

Tests carried out by Reporters Without Borders seem to indicate that the servers used for the Yahoo.com.cn e-mail service, from which the information about Shi was extracted, are located on the Chinese mainland.

Shi Tao Aged 37, Shi worked for the daily Dangdai Shang Bao (Contemporary Business News). He was convicted on 30 April of sending foreign-based websites the text of an internal message which the authorities had sent to his newspaper warning journalists of the dangers of social destabilisation and risks resulting from the return of certain dissidents on the 15th anniversary of the Tiananmen Square massacre.

Chinese state security insisted during the trial that the message was "Jue Mi" (top secret). Shi admitted sending it out by e-mail but disputed that it was a secret document. He is still being held in a prison in Changsha to which he was sent after his arrest in the northeastern city of Taiyuan on 24 November 2004.

Yahoo! and Chinese censorship For years Yahoo! has allowed the Chinese version of its search engine to be censored. In 2002, Yahoo! voluntarily signed the "Public Pledge on Self-Discipline for the China Internet Industry", agreeing to abide by PRC censorship regulations. Searches deemed sensitive by the Chinese authorities such as "Taiwan independence" in Chinese into the Yahoo! China search engine, retrieve only a limited and approved set of results.

A US-based multinational, Yahoo! Appears to be willing to go to any lengths to gain shares of the Chinese market and it is investing heavily in local companies. In 2003, it spent 120 million dollars to buy the search engine 3721.com. More recently Yahoo! acquired a large stake in the Internet giant Alibaba in an operation that reportedly cost nearly a billion dollars. Reporters Without Borders has written several times to Yahoo! executives in an attempt to alert it to the ethical issues raised by its Chinese investments. These letters have so far received no answer.

Reporters Without Borders defends imprisoned journalists and press freedom throughout the world. It has nine national sections (Austria, Belgium, Canada, France, Germany, Italy, Spain, Sweden and Switzerland). It has representatives in Bangkok, London, New York, Tokyo and Washington. And it has more than 120 correspondents worldwide.

MSNBC.com

Yahoo in Hong Kong accused of aiding China

Lawmaker says local affiliate provided evidence used to jail reporter

The Associated Press

Updated: 4:45 p.m. CT March 31, 2006

HONG KONG - A Hong Kong lawmaker said Friday he has complained to a government privacy commission that Yahoo Inc.'s local affiliate provided evidence to convict a Chinese reporter sentenced to 10 years in prison for leaking state secrets.

Legislator Albert Ho released a document that he said was a copy of the criminal verdict for the reporter, Shi Tao, from a court in the central Chinese province of Hunan.

"Yahoo Holdings (Hong Kong) Ltd. provided materials that confirmed the user's information," the document said.

The document appeared to contradict early comments by Yahoo, which said evidence used to convict the journalist was provided by Yahoo's unit in China to comply with the mainland's laws.

Those standards are more restrictive than those in Hong Kong, a former British colony that has been governed under a "one country, two systems" formula since it returned to China in 1997. The territory prides itself on having an independent rule of law and international business and privacy standards.

In releasing the documents Friday, Ho said: "It's very clear from the judgment that Yahoo Hong Kong provided the details. They're a Hong Kong company. Why do they have to comply with Chinese requests (for information)? This is the biggest question."

Yahoo representatives in Sunnyvale, Calif., did not immediately respond to requests for comment Friday.

Shi Tao, a former writer for the financial publication Contemporary Business News, was sentenced under state secrecy laws to 10 years in prison in 2005 for allegedly providing state secrets to foreigners.

His conviction stemmed from an e-mail he sent containing his notes on a government circular that spelled out restrictions on the media.

Ho and Shi Tao's friend Zhang Yu said they had submitted a complaint against Yahoo Hong Kong to the territory's privacy watchdog, the Office of the Privacy Commissioner for Personal Data.

The complaint said Yahoo Hong Kong "did not notify Shi Tao or ask for his permission" before it provided his personal information to Chinese authorities.

The Privacy Commissioner's office confirmed that it was investigating the case.

URL: http://www.msnbc.msn.com/id/12099004/



1934 Act/Rule 14a-8

March 12, 2007

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Intention to Omit Stockholder Proposal Submitted by Mr. John C. Harrington

Ladies and Gentlemen:

This letter supplements the letter of February 7, 2007, relating to a proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted to Yahoo! Inc. ("Yahoo!" or the "Company") by Mr. John C. Harrington (the "Proponent") for inclusion in the Company's proxy statement for its 2007 Annual Meeting of Stockholders (the "2007 Proxy Statement"). In our February 7 letter, we notified the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to omit the Proposal and Supporting Statement from the Company's 2007 Proxy Statement on the grounds set forth in Rule 14a-8(i)(3), Rule 14a-8(i)(10) and Rule 14a-8(i)(7). We further requested in our letter that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if Yahoo! omits the Proposal and Supporting Statement from its 2007 Proxy Statement

In an effort to rebut the arguments in our February 7 letter, Mr. Sanford Lewis and Mr. Jonas Kron, counsel to the Proponent, have submitted a letter to the Commission dated February 20, 2007 (the "Response Letter"). For the reasons discussed in more detail below, Yahoo! believes that the Response Letter does not persuasively rebut the Company's arguments set forth in our February 7 letter. Accordingly, Yahoo! reiterates its intention to omit the Proposal and Supporting Statement from its 2007 Proxy Statement on the grounds set forth in its February 7 letter, and hereby reaffirms its request that the Staff confirm that it will not recommend any type of enforcement action to the Commission if Yahoo! omits the Proposal and Supporting Statement from its 2007 Proxy Statement.

In accordance with Rule 14a-8(j), we have enclosed for filing six copies of this letter. We are also concurrently sending a copy of this letter to the Proponent, as well as to Messrs. Lewis and Kron.



701 First Avenue • Sunnyvale, CA 94089 • phone 408 349-3300 • fax 408 349-3301 yahoo.com

Yahoo!'s No-Action Request is Timely Under Rule 14a-8(j)

Mr. Lewis and Mr. Kron assert in their Response Letter that Yahoo! did not file its no-action request with the Staff prior to the deadline imposed under Rule 14a-8(j). Yahoo! respectfully submits that Mr. Lewis and Mr. Kron are mistaken in their interpretation of the 80-day advance filing requirement set forth in Rule 14a-8(j), insofar as they suggest that the deadline relative to this year's proxy filing is determined by reference to the filing or release date of last year's proxy statement. In fact, the applicable deadline under Rule 14a-8(j) is determined by reference to the filing date for this year's proxy statement.

Since the filing of its February 7 no-action request letter, Yahoo! has publicly disclosed that its 2007 Annual Meeting of Stockholders will take place on June 12, 2007. Yahoo! is cognizant of the 80-day advance filing requirement contained in Rule 14a-8(j), and further represents to the Staff that the Company does not intend to file its definitive proxy statement with the Commission prior to the expiration of the prescribed 80-day period.[1]

The Proposal and Supporting Statement are Vague and Indefinite

Mr. Lewis and Mr. Kron assert that shareholders will "have a reasonable understanding of [human rights] that is essentially consistent from shareholder to shareholder." The Company strongly disagrees with this statement, as well as the suggestion that a "common sense" standard is appropriate or practical in the context of a mandatory bylaw amendment. Accordingly, the Company reaffirms the arguments on these points set forth in its February 7 letter.

In response to some of the specific points raised in Mr. Lewis' and Mr. Kron's Response Letter:

- The February 13, 2006 news release entitled *"Yahoo! Our Beliefs as a Global Internet Company"* (which news release is attached as Exhibit C to the Company's February 7 letter) references human rights in the context of freedom of speech and expression, and users' rights to privacy -- *i.e.,* areas that are relevant to the Company's business. By contrast, the bylaw amendment contained in the Proposal lacks any specific context or reference to provide stockholders and the Company's directors with a clear indication of what matters are to be addressed by the proposed Board Committee. (For the reasons set forth in the Company's February 7 letter, the Company believes that the U.S. Bill of Rights and the Universal Declaration of Human Rights, which the Proponent has suggested could serve as potential benchmarks, are inherently broad and address issues beyond the scope of activity of most public companies, and therefore fail to

[1] During the telephone conversation between the undersigned and Mr. Lewis (referenced in footnote 1 in the Response Letter), the undersigned acknowledged the 80-day advance filing requirement, and informed Mr. Lewis that the Company did not intend to file its definitive proxy statement until after the 80-day period had elapsed.

provide sufficient direction.) We also believe that the definition in The American Heritage Dictionary cited by Mr. Lewis and Mr. Kron further illustrates the breadth of the concept and the prospect for differences of opinion among individuals as to which human rights are to be considered relevant to the Company and its business.

- Mr. Lewis and Mr. Kron cite the *Kroger Co.* (April 12, 2000), which dealt with "genetically engineered" foods, in support of their position that the Proposal need not formally define the term "human rights." The Company respectfully submits that the *Kroger Co.* proposal is distinguishable from the instant Proposal, in that the term "genetically engineered" is a scientifically based term, and as such is far less vague and open to interpretation than the term "human rights." In a similar vein, the Company believes that *The Kroger Co.* (March 19, 2004), *Johnson & Johnson* (February 7, 2003) and *Alcoa Inc.* (December 24, 2002) no-action letters cited by the Company in its February 7 letter support the Company's position, as the proposals in these specific cases (each of which the Staff determined could be omitted from the subject company's proxy materials) included little or no detail to provide stockholders and directors with a reasonable understanding of what they were being asked to consider or implement. (In fact, the Company submits that the U.S. Bill of Rights and the Universal Declaration of Human Rights, which the Proponent suggested could be used as "benchmarks," but which are inherently broad and complex, would provide even less direction to the Company than the third-party standards involved in each of *The Kroger Co.*, *Johnson & Johnson* and *Alcoa Inc.* would have provided to the subject companies.)

- The Company's reference in its February 7 letter to potential challenges by stockholders seeking to enforce the bylaw amendment is not intended to confuse matters, as Mr. Lewis and Mr. Kron suggest. To the contrary, the Company believes that if the Proposal is approved at the Annual Meeting, the inherent breadth and ambiguity of the Proposal's reference to "human rights" will inevitably lead to differences of opinion among stockholders as to the substance and scope of the Board Committee's review (even if determined in the permitted exercise of the Board's discretion). Stockholders with differing or competing views may "second guess" the Board's judgment, and may very well seek to enforce the bylaw provision to advance their own personal agendas. This risk highlights the need for greater certainty and clarity in the case of a mandatory bylaw amendment.

For the reasons set forth above and in the Company's February 7 letter, the Company continues to believe that the Proposal and Supporting Statement are vague and indefinite in violation of Rule 14a-9, and therefore may be excluded from the 2007 Proxy Statement on the basis of Rule 14a-8(i)(3).

<u>The Supporting Statement Contains Statements that are False and Misleading</u>

Mr. Lewis' and Mr. Kron's Response Letter mischaracterizes the Company's arguments concerning the specified portions of the Supporting Statement. As set forth in the Company's February 7 letter, the Company believes that the referenced statements are materially misleading in that they omit material facts in violation of Rule 14a-9 -- specifically, that (i) the disclosure by Yahoo! China was compelled under threat of criminal penalty, and that Yahoo! did not know the name or identity of the person connected to the particular user ID; and (ii) that Yahoo! does not control Alibaba.com from a management perspective.[2] That the press reports cited by Mr. Lewis and Mr. Kron in the Response Letter also omit these material facts (or that the Company may highlight these facts in its own opposing statement) does not exempt the Supporting Statement from scrutiny under Rule 14a-9.

Therefore, the Company reaffirms the arguments in its February 7 letter with respect to the materially false and misleading statements, and believes that such statements may be excluded from the 2007 Proxy Statement on the basis of Rule 14a-8(i)(3).[3]

The Proposal Has Been Substantially Implemented, and
<u>Relates to the Company's Ordinary Business Operations</u>

While the Company maintains that the Proposal is inherently vague and indefinite (for the reasons set forth above and in the Company's February 7 letter), the Company acknowledges the references in the Supporting Statement that appear to focus on the issues of privacy and Internet censorship in foreign countries, particularly China. Notwithstanding Mr. Lewis' and Mr. Kron's arguments in the Response Letter, Yahoo! continues to believe that, to the extent that the Staff narrowly interprets the Proposal as relating solely to these issues, the Proposal has been substantially implemented and relates to the Company's ordinary business operations within the meaning of Rule 14a-8(i)(10) and Rule 14a-8(i)(7), respectively.

1. *Yahoo! has Substantially Implemented the Proposal.*

As detailed in its February 7 letter, Yahoo! already has undertaken steps and implemented several policies and procedures to address the privacy and Internet censorship issues on a global basis, and believes that these actions and policies compare favorably with the

---

[2] Notwithstanding Mr. Lewis' and Mr. Kron's assertions to the contrary, Yahoo!'s minority stake gives Yahoo! only limited influence over the day-to-day operational policies and practices at Alibaba.com or any of Alibaba.com's business units. Moreover, Yahoo! objects to Mr. Lewis' and Mr. Kron's mischaracterization of the relationship between Yahoo! and Alibaba.com as being in furtherance of a "practice of hiding behind 'independent' entities" to avoid regulatory scrutiny in the United States. This statement has no basis in fact.

[3] The Company acknowledges the offer made by Mr. Lewis and Mr. Kron to revise the Supporting Statement to cure the cited deficiencies. The Company has not agreed to these proposed changes, and does not believe that it would be appropriate under the circumstances and at this late date to allow the Proponent the opportunity to make these changes.

guidelines of the Proposal. With regard to the *Nynex Corporation* and *Associates First Capital Corporation* no-action letters cited by Mr. Lewis and Mr. Kron in support of their arguments, the Company respectfully submits that the Staff's decisions in those circumstances may have been driven principally by the Staff's conclusion that the actions previously taken by each subject company failed to address adequately the substantive topics raised in the respective proposal (as opposed to a determination by the Staff that the composition of the previously-existing committee at each company was insufficient to implement the subject proposal). Accordingly, for these reasons and those set forth in the Company's February 7 letter, Yahoo! continues to believe that it may omit the Proposal and Supporting Statement from the 2007 Proxy Statement on the basis of Rule 14a-8(i)(10).

2. The Proposal Relates to the Company's Ordinary Business Operations.

While the Proponent and its counsel seek to frame the privacy and Internet censorship issues in terms of social policy, these issues cannot be separated from the issue of governmental regulation, the response to which is central to the day-to-day management of the Company's business. This conclusion is supported by the fact that the Company has already assigned responsibility for these matters to a multi-disciplinary team of its executives and managers, and that these individuals routinely make decisions as to how the Company can best conduct its business or effect change within existing regulatory frameworks. Accordingly, the Company continues to believe, for the reasons set forth in its December 7 letter, that it may omit the Proposal and Supporting Statement from the 2007 Proxy Statement on the basis of Rule 14a-8(i)(7).

Conclusion

Notwithstanding the arguments presented in Mr. Lewis' and Mr. Kron's Response Letter, the Company continues to believe that it may exclude the Proposal and Supporting Statement from its 2007 Proxy Statement pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(10) and Rule 14a-8(i)(7). If the Staff has any questions or comments regarding this or any of our prior submissions, please call me at (408) 349-7131, or in my absence, Thomas J. Leary, Esq., of O'Melveny & Myers LLP at (949) 823-7118. If the Staff concludes that the Proposal and Supporting Statement should not be excluded from the 2007 Proxy Statement, we would appreciate the opportunity of a conference prior to the issuance of a formal response. In any case, when the Staff issues its formal response, we respectfully ask that you send a copy of the response by facsimile to the undersigned at (408) 349-3400, and to Tom Leary at O'Melveny & Myers LLP at (949) 823-6994, and by facsimile, courier or U.S. Mail to the Proponent and Mr. Lewis and Mr. Kron.

Please acknowledge receipt of this letter by date stamping an enclosed copy of this letter and returning the date-stamped copy to our messenger.

Very truly yours,

Christina Lai
Senior Legal Director

cc: Mr. John C. Harrington
Sanford J. Lewis, Esq.
Jonas Kron, Esq.
Michael J. Callahan, Senior Vice President and General Counsel, Yahoo! Inc.
Thomas J. Leary, Esq., O'Melveny & Myers LLP

From: CFLETTERS
Sent: Wednesday, March 14, 2007 9:13 AM
To:
Cc:
Subject: FW: Proponent response: Harrington Investments resolution at Yahoo! Creating Board Committee on Human Rights

Importance: High

Attachments: yahoosecondletter.pdf


yahoosecondletter.pdf (105 KB)...

-----Original Message-----
From: Sanford Lewis [mailto:strategiccounsel@mac.com]
Sent: Wednesday, March 14, 2007 10:09 AM
To: CFLETTERS
Cc: John Harrington
Subject: Proponent response: Harrington Investments resolution at Yahoo! Creating Board Committee on Human Rights
Importance: High

Dear Sir or Madam,

Enclosed find proponent's response to Yahoo!'s second letter regarding its no action request, on the resolution submitted by John Harrington to create a Board Committee on Human Rights.

Six copies will follow via overnight mail.

Sincerely,

Sanford Lewis, Attorney
PO Box 231
Amherst, MA 01004-0231

413-549-7333 phone number
617 592-7328 mobile
781 207-7895 fax

SANFORD J. LEWIS, ATTORNEY

March 14, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Yahoo!
On Behalf of Harrington Investments – Second Proponent response

Dear Sir/Madam:

On behalf of Harrington Investments ("Proponent") this letter is a response to Yahoo!'s ("the Company") second letter on this matter, dated March 12, 2007. Pursuant to Rule 14a-8(k), enclosed are six copies of this letter. A copy of this letter is being mailed concurrently to Yahoo!'s Senior Legal Director, Christina Lai.

In short, we respectfully disagree with the arguments and conclusions found in the Company's March 12th letter and believe that there is nothing therein that would lead the Staff to conclude that the Company has met its significant burden of demonstrating that it is entitled to exclude the Proposal from its 2007 proxy materials. Accordingly, we request the Staff refer to our letter of February 20, 2007 for our full analysis of these matters.[1]

It is necessary, however, to respond to a few items found in the Company's letter. With respect to the issues of substantial implementation and ordinary business, we observe that the Company has not taken this opportunity to meaningfully address our analysis. Consequently, our discussion of these issues remains, for all intents and purposes, unchallenged. Consequently, we respectfully ask the Staff to concur with our conclusions and inform the Company that the Staff does not agree with the Company's arguments.

Regarding the Company's arguments with respect to vagueness and misleading statements it is evident that the Proposal should not be excluded on these grounds. First, the Proposal complies with the rule because it is properly written at a policy level of detail – to be more specific would be micro-managing the Company. Second, the Staff has made it clear that it will not referee factual assertions that the Company either disputes or counters. It is, at the very least, a discourtesy to shareholders to claim they cannot understand the term "human rights" or that they cannot use their own judgment to determine the merits of our (or the Company's) statements. This Proposal is properly addressed to the policy level concerns of shareholders and therefore should be included in Yahoo! proxy materials.

1 With respect to the Rule 14a-8(j) deadline, we note that our analysis was based on historical data – the only information available at the time. Clearly, if the Company wishes to hold its annual meeting three weeks later than usual it is so entitled.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

For the reasons given above and in our letter of February 20, 2007 the Proponent, respectfully requests that the Staff inform the Company that SEC proxy rules require denial of Yahoo!'s no-action request. Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also, please send a facsimile copy of the Staff's response to Sanford Lewis at (781) 207-7895.

Thank you for your consideration of this matter.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc: John Harrington
Christina Lai, Senior Legal Director, Yahoo!

SANFORD J. LEWIS, ATTORNEY

March 14, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Yahoo!
On Behalf of Harrington Investments – Second Proponent response

Dear Sir/Madam:

On behalf of Harrington Investments ("Proponent") this letter is a response to Yahoo!'s ("the Company") second letter on this matter, dated March 12, 2007. Pursuant to Rule 14a-8(k), enclosed are six copies of this letter. A copy of this letter is being mailed concurrently to Yahoo!'s Senior Legal Director, Christina Lai.

In short, we respectfully disagree with the arguments and conclusions found in the Company's March 12th letter and believe that there is nothing therein that would lead the Staff to conclude that the Company has met its significant burden of demonstrating that it is entitled to exclude the Proposal from its 2007 proxy materials. Accordingly, we request the Staff refer to our letter of February 20, 2007 for our full analysis of these matters.[1]

It is necessary, however, to respond to a few items found in the Company's letter. With respect to the issues of substantial implementation and ordinary business, we observe that the Company has not taken this opportunity to meaningfully address our analysis. Consequently, our discussion of these issues remains, for all intents and purposes, unchallenged. Consequently, we respectfully ask the Staff to concur with our conclusions and inform the Company that the Staff does not agree with the Company's arguments.

Regarding the Company's arguments with respect to vagueness and misleading statements it is evident that the Proposal should not be excluded on these grounds. First, the Proposal complies with the rule because it is properly written at a policy level of detail – to be more specific would be micro-managing the Company. Second, the Staff has made it clear that it will not referee factual assertions that the Company either disputes or counters. It is, at the very least, a discourtesy to shareholders to claim they cannot understand the term "human rights" or that they cannot use their own judgment to determine the merits of our (or the Company's) statements. This Proposal is properly addressed to the policy level concerns of shareholders and therefore should be included in Yahoo! proxy materials.

1 With respect to the Rule 14a-8(j) deadline, we note that our analysis was based on historical data – the only information available at the time. Clearly, if the Company wishes to hold its annual meeting three weeks later than usual it is so entitled.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

For the reasons given above and in our letter of February 20, 2007 the Proponent, respectfully requests that the Staff inform the Company that SEC proxy rules require denial of Yahoo!'s no-action request. Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also, please send a facsimile copy of the Staff's response to Sanford Lewis at (781) 207-7895.

Thank you for your consideration of this matter.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc: John Harrington
Christina Lai, Senior Legal Director, Yahoo!

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 16, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Yahoo! Inc.
Incoming letter dated February 7, 2007

The proposal resolves to amend the bylaws to establish a board committee that will review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the United States and worldwide.

We are unable to concur in your view that Yahoo! may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Yahoo! may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Yahoo! may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Yahoo! may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Yahoo! may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Yahoo! may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

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